                                                                 DRAFT  01/25/96

As filed with the SEC on ________________            Registration No. 33-_______

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                  ____________

                                    FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
               OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED
                                 ON FORM N-8B-2
                                  ____________

                  THE PRUDENTIAL VARIABLE CONTRACT ACCOUNT GI-2

                              (Exact Name of Trust)

                   THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

                               (Name of Depositor)

                                Prudential Plaza
                         Newark, New Jersey  07102-3777
                                 (201) 802-6000

          (Address and telephone number of principal executive offices)
                                  ____________

                                Thomas C. Costano
                            Assistant General Counsel
                   The Prudential Insurance Company of America
                              213 Washington Street
                         Newark, New Jersey  07102-2992

                     (Name and address of agent for service)

                                    Copy to:

                                Jeffrey C. Martin
                                 Shea & Gardner
                         1800 Massachusetts Avenue, N.W.
                             Washington, D.C.  20036
                                  ____________

     Group Variable Universal Life Insurance Certificates. The Registrant hereby elects to register an indefinite amount of securities pursuant to Rule 24f-2 under the Investment Company Act of 1940. The required fee of $500 is submitted herewith.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                  ____________

     This filing is being made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940.

                                  ____________

     Registrant elects to be governed by Rule 6e-3(T)(b)(13)(i)(B) under the Investment Company Act of 1940 with respect to the Certificates described in the prospectus.

                              CROSS REFERENCE SHEET
                          [as required by Form N-8B-2]



N-8B Item Number              Location
----------------              --------

     1.                       Cover Page

     2.                       Cover Page

     3.                       Not Applicable

     4.                       Sale of the Contract and Sales Communications

     5.                       The Prudential Variable Contract Account GI-2

     6.                       The Prudential Variable Contract Account GI-2

     7.                       Not Applicable

     8.                       Not Applicable

     9.                       Litigation

     10. Brief Description of the Group Contract and Certificates; Issuance of a Certificate; Short-Term Cancellation or "Free Look"; Procedures; Premiums; Allocation of Premiums; Transfers; Dollar Cost Averaging; Death Benefits; Changes in Face Amount; Cash Surrender Value; Full Surrenders; Partial Withdrawals; Loans; Lapse; Termination of the Contractholder's Participation in Group Contracts; Participants Who Are No Longer Eligible Group Members; Options on Termination of Coverage; When Proceeds are Paid; Voting Rights; Substitution of Series Fund Shares; Additional Insurance Benefits

     11. Brief Description of the Group Contract and Certificate; The Prudential Variable Contract Account GI-2; The Prudential Series Fund, Inc.

     12. Cover Page; Brief Description of the Group Contract and Certificate; The Prudential Series Fund, Inc.; Sale of the Contract and Sales Communications

N-8B Item Number                   Location
----------------                   --------

     13. Brief Description of the Group Contract and Certificate; Premiums; Reduction of Charges; Sale of the Contract and Sales Communications

     14. Brief Description of the Group Contract and Certificate; Issuance of a Certificate; Procedures


     15. Brief Description of the Group Contract and Certificate; Procedures; Allocation of Premiums; Transfers;

     16. Brief Description of the Group Contract and Certificate; Detailed Information About the Variable Universal Life Insurance Certificates

     17. Death Benefits; Full Surrenders; Partial Withdrawals; Loans; When Proceeds are Paid

     18. The Prudential Variable Contract Account GI-2; The Prudential Series Fund, Inc.

     19.                      Reports

     20.                      Not Applicable

     21.                      Loans

     22.                      Not Applicable

     23.                      Not Applicable

     24.                      Incontestability, Misstatement of Age; Suicide
                              Exclusion; Assignment

     25.                      The Prudential Insurance Company of America

     26.                      The Prudential Series Fund, Inc.; Charges and
                              Expenses

     27. General Information About The Prudential; The Prudential Variable Contract Account GI-2 and the Variable Investments Under the Certificates

     28.                      The Prudential Insurance Company of America;
                              Directors and Officers

N-8B Item Number              Location
----------------              --------

     29.                      The Prudential Insurance Company of America

     30.                      Not Applicable

     31.                      Not Applicable

     32.                      Not Applicable

     33.                      Not Applicable

     34.                      Not Applicable

     35.                      The Prudential Insurance Company of America

     36.                      Not Applicable

     37.                      Not Applicable

     38.                      Sale of the Contract and Sales Communications

     39.                      Sale of the Contract and Sales Communications

     40.                      Not Applicable

     41.                      Sale of the Contract and Sales Communications

     42.                      Not Applicable

     43.                      Not Applicable

     44. Brief Description of the Group Contract and Certificate; The Prudential Series Fund, Inc.; Premiums; Cash Surrender Value

     45.                      Not Applicable

     46. Brief Description of the Group Contract and Certificate; The Prudential Variable Contract Account GI-2; The Prudential Series Fund, Inc.; Death Benefits; Full Surrenders; Partial Withdrawals

     47. The Prudential Variable Contract Account GI-2; The Prudential Series Fund, Inc.

N-8B Item Number              Location
----------------              --------

     48.                      Not Applicable

     49.                      Not Applicable

     50.                      Not Applicable

     51. Brief Description of the Group Contract and Certificates; Detailed Information About the Variable Universal Life Insurance Certificates

     52.                      Substitution of Series Fund Shares

     53.                      Tax Treatment of Certificate Benefits

     54.                      Not Applicable

     55.                      Not Applicable

     56.                      Not Applicable

     57.                      Not Applicable

     58.                      Not Applicable

     59. Financial Statements; Consolidated Financial Statements of The Prudential Insurance Company of America and Subsidiaries

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

___________, 1996

The Prudential Insurance Company of America
The Prudential Variable Contract Account GI-2



                GROUP VARIABLE UNIVERSAL LIFE INSURANCE CONTRACTS


     This prospectus describes group variable universal life insurance contracts offered by The Prudential Insurance Company of America ("The Prudential") which are designed for use in group-sponsored insurance programs.

       Each group member who elects to obtain coverage under the Group Contract ("Participant") will receive a Certificate describing the coverage. Certain Group Contracts may also permit a Participant to apply for separate insurance coverage and receive a separate Certificate for his or her spouse.

     The Group Contracts and Certificates provide life insurance protection with flexible premium payments and a choice of underlying investment options. The Death Benefit and Cash Surrender Value of a Certificate will vary daily with the performance of the investment options selected, but the Death Benefit will not be less than the Face Amount of the Certificate. Subject to certain requirements and limitations, surrenders, partial withdrawals and loans are available.

     The Prudential currently is offering seven variable investment options to Group Contractholders, each of which corresponds to a Subaccount of the Prudential Variable Contract Account GI-2 (the "Separate Account"). The assets of each Subaccount of the Separate Account will be invested in a corresponding portfolio of The Prudential Series Fund, Inc. ("Series Fund"). The Series Fund portfolios available to the Separate Account are: Aggressively Managed Flexible Portfolio, Common Stock Portfolio, High Dividend Stock Portfolio, Growth Stock Portfolio, Global Equity Portfolio, Bond Portfolio and Money Market Portfolio. The attached prospectus for the Series Fund describes the investment objectives and policies, and the risks, of investing in these seven portfolios. (Other portfolios described in the Series Fund prospectus are not available in connection with these contracts). Participants will also have the option of allocating all or a portion of Net Premiums to the Fixed Account, an investment option under which The Prudential guarantees an annual interest rate of at least 4%.

     REPLACING EXISTING INSURANCE WITH A Certificate DESCRIBED IN THE PROSPECTUS MAY NOT BE TO YOUR ADVANTAGE. MOREOVER, IF YOU CURRENTLY OWN A LIFE INSURANCE CONTRACT OR Certificate, THE BENEFITS AND COSTS OF PURCHASING ADDITIONAL LIFE INSURANCE UNDER THE EXISTING POLICY SHOULD BE COMPARED WITH THE BENEFITS AND COSTS OF PURCHASING THE Certificate DESCRIBED IN THIS PROSPECTUS. IN MAKING THIS COMPARISON, YOU SHOULD CONSULT WITH A QUALIFIED TAX ADVISOR.

     PLEASE READ THIS PROSPECTUS AND KEEP IT FOR FUTURE REFERENCE. ATTACHED IS A CURRENT PROSPECTUS FOR THE PRUDENTIAL Series Fund, INC.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   The Prudential Insurance Company of America
                                Prudential Plaza
                         Newark, New Jersey  07102-3777
                            Telephone (201) 802-2000
                                     [DATE]


                                    END COVER

                                TABLE OF CONTENTS

                                                            Page
                                                            ----
PART I    INFORMATION REQUIRED IN PROSPECTUS

BRIEF DESCRIPTION OF THE GROUP CONTRACT AND
     CERTIFICATES. . . . . . . . . . . . . . . . . . . .       8

HYPOTHETICAL ILLUSTRATIONS OF DEATH BENEFITS
     AND CASH SURRENDER VALUES . . . . . . . . . . . . .      17

GENERAL INFORMATION ABOUT THE PRUDENTIAL, THE
     PRUDENTIAL VARIABLE CONTRACT ACCOUNT GI-2, AND
     THE VARIABLE INVESTMENT OPTIONS AVAILABLE UNDER
     THE CERTIFICATES. . . . . . . . . . . . . . . . . .      21

     The Prudential Insurance Company of America . . . .      21

     The Prudential Variable Contract Account GI-2 . . .      21

     The Prudential Series Fund, Inc.. . . . . . . . . .      23

     The Fixed Account . . . . . . . . . . . . . . . . .      27

DETAILED INFORMATION ABOUT THE VARIABLE UNIVERSAL
     LIFE INSURANCE CERTIFICATES . . . . . . . . . . . .      29

     Issuance of a Certificate . . . . . . . . . . . . .      29

     Short-Term Cancellation Right or "Free Look". . . .      30

     Procedures. . . . . . . . . . . . . . . . . . . . .      30

     Premiums  . . . . . . . . . . . . . . . . . . . . .      31

     Effective Date of Insurance . . . . . . . . . . . .      33

     Allocation of Premiums. . . . . . . . . . . . . . .      33

     1.   Initial Premiums . . . . . . . . . . . . . . .      33

     2.   Subsequent Premium Payments. . . . . . . . . .      33

     3.   Changing Premium Allocations . . . . . . . . .      34

     Transfers . . . . . . . . . . . . . . . . . . . . .      34

          Dollar Cost Averaging. . . . . . . . . . . . .      35

                                                             Page
                                                             ----

     Death Benefits. . . . . . . . . . . . . . . . . . .      37

     Changes in Face Amount. . . . . . . . . . . . . . .      39

     Charges and Expenses. . . . . . . . . . . . . . . .      40

     A.   Front-End Premium Charges. . . . . . . . . . .      40

          1.   Charges for Taxes Attributable to
               Premiums. . . . . . . . . . . . . . . . .      40

          2.   Processing Fee. . . . . . . . . . . . . .      41

          3.   Sales Charge. . . . . . . . . . . . . . .      41

     B.   Monthly Certificate Fund Charges . . . . . . .      41

          1.   Cost of Insurance . . . . . . . . . . . .      41

          2.   Charge for Additional Insurance Benefits.      43

          3.   Administrative Charge . . . . . . . . . .      43

          4.   Other Taxes . . . . . . . . . . . . . . .      44

     C.   Daily Deduction From the Certificate Fund. . .      44

     D.   Transaction Charges. . . . . . . . . . . . . .      44

     E.   Series Fund Expenses . . . . . . . . . . . . .      45

     Reduction of Charges. . . . . . . . . . . . . . . .      45

     Dividends . . . . . . . . . . . . . . . . . . . . .      46

     Cash Surrender Value. . . . . . . . . . . . . . . .      46

     Full Surrenders . . . . . . . . . . . . . . . . . .      47

     Partial Withdrawals . . . . . . . . . . . . . . . .      48

     Loans     . . . . . . . . . . . . . . . . . . . . .      48

     Lapse     . . . . . . . . . . . . . . . . . . . . .      51

                                                            Page
                                                            ----

     Termination of the Contractholder's
          Participation in Group Contracts . . . . . . .      52

     Participants Who Are No Longer Eligible Group
          Members. . . . . . . . . . . . . . . . . . . .      53

     Options on Termination of Coverage. . . . . . . . .      54

     1.   Conversion . . . . . . . . . . . . . . . . . .      55

     2.   Paid-Up Insurance. . . . . . . . . . . . . . .      56

     3.   Payment of Cash Surrender Value. . . . . . . .      57

     Tax Treatment of Certificate Benefits . . . . . . .      57

          Treatment as Life Insurance. . . . . . . . . .      57

          Pre-Death Distributions. . . . . . . . . . . .      59

          Withholding. . . . . . . . . . . . . . . . . .      62

          Other Tax Considerations . . . . . . . . . . .      63

     When Proceeds Are Paid. . . . . . . . . . . . . . .      64

     Beneficiary . . . . . . . . . . . . . . . . . . . .      65

     Incontestability. . . . . . . . . . . . . . . . . .      65

     Misstatement of Age . . . . . . . . . . . . . . . .      65

     Suicide Exclusion . . . . . . . . . . . . . . . . .      66

     Assignment. . . . . . . . . . . . . . . . . . . . .      66

     Voting Rights . . . . . . . . . . . . . . . . . . .      67

     Substitution of Series Fund Shares. . . . . . . . .      69

     Additional Insurance Benefits . . . . . . . . . . .      70

          Accelerated Death Benefit. . . . . . . . . . .      70

          Accidental Death and Dismemberment Benefit . .      72

          Extended Death Protection During Total
          Disability . . . . . . . . . . . . . . . . . .      72

                                                             Page
                                                             ----

     Reports   . . . . . . . . . . . . . . . . . . . . .      72

     Sale of the Contract and Sales Communications . . .      73

     State Regulation. . . . . . . . . . . . . . . . . .      74

     Experts   . . . . . . . . . . . . . . . . . . . . .      75

     Litigation. . . . . . . . . . . . . . . . . . . . .      76

     Additional Information. . . . . . . . . . . . . . .      76

DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS . .      76

DIRECTORS AND OFFICERS . . . . . . . . . . . . . . . . .      82

     Directors of The Prudential . . . . . . . . . . . .      82

     Other Executive Officers Who Are Not Directors. . .      86

FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . .      87

CONSOLIDATED FINANCIAL STATEMENTS OF THE PRUDENTIAL
     INSURANCE COMPANY OF AMERICA AND SUBSIDIARIES . . .      87

PART II   OTHER INFORMATION

UNDERTAKING TO FILE REPORTS. . . . . . . . . . . . . . .    II-1

UNDERTAKING WITH RESPECT TO INDEMNIFICATION. . . . . . .    II-1

CONTENTS OF REGISTRATION STATEMENT . . . . . . . . . . .    II-4

SIGNATURES     . . . . . . . . . . . . . . . . . . . . .    II-7

EXHIBIT INDEX  . . . . . . . . . . . . . . . . . . . . .   II-12

            BRIEF DESCRIPTION OF THE GROUP CONTRACT AND CERTIFICATES

     The following section provides brief answers to some common questions about the more significant features of the contracts and Certificates. More detailed information is provided in the subsequent sections of this prospectus and in the Group Contract and Certificate themselves.

WHAT IS A GROUP VARIABLE UNIVERSAL LIFE INSURANCE CONTRACT?

     It is an insurance contract issued by The Prudential to an employer or other sponsoring organization that sets forth the terms under which eligible members of the group can obtain life insurance protection for themselves and, under some contracts, their spouses as well. Group members who obtain such insurance ("Participants") receive a Certificate describing their coverage. Certificates will provide for a Death Benefit and a Cash Surrender Value. Both the Death Benefit and the Cash Surrender Value of a Certificate will vary daily with the performance of the investment options chosen by the Participant.

HOW IS THE DEATH BENEFIT UNDER A CERTIFICATE COMPUTED?

     A Participant will choose a Face Amount of insurance for his or her Certificate, within certain limits. The Death Benefit as of any date will generally be that Face Amount plus the value of the Participant's Certificate Fund as of that date. The Certificate Fund initially consists of the Net Premiums (after deduction of applicable charges) invested in the investment options chosen by the Participant. The value of the Certificate Fund will vary daily to reflect the investment performance of the selected options and the deduction of charges by The Prudential. Under certain circumstances, the Death Benefit will be increased above the value of the Face Amount plus the Certificate Fund to assure that the Certificate continues to meet the definition of "life insurance" under the Internal Revenue Code. Any Death Benefit otherwise payable will be reduced by any Certificate Debt or unpaid charges. See DEATH BENEFITS, p. ___.

HOW IS THE CASH SURRENDER VALUE OF A CERTIFICATE COMPUTED?

     The Cash Surrender Value of a Certificate as of any date is equal to the value of the Certificate Fund as of that date, reduced by any Certificate Debt and a processing fee of no more than $20. See CASH SURRENDER VALUE, p. ___.

WHAT PREMIUMS MUST BE PAID?

     A Participant generally has flexibility to select the frequency and amount of premium payments, and the insurance will remain in force so long as the balance in the Certificate Fund is sufficient to pay the monthly charges under the Certificate. There may be an initial minimum premium required to enroll as a

Participant. If the balance in the Certificate Fund is not sufficient to pay any month's charges, and the Participant fails to make premium payments sufficient to bring the balance above this minimum amount during a grace period, the Participant's insurance will lapse. See PREMIUMS, p. ___.

     Some contracts may provide that if a Participant pays certain specified premiums during the first two Certificate Years, the Certificate will not lapse even if the Certificate Fund balance is insufficient to pay monthly charges. See LAPSE, p. ____.

WHAT INVESTMENT OPTIONS ARE AVAILABLE?

     Currently, there are a maximum of eight investment options available. Seven are various Subaccounts of the Separate Account that each invest in the shares of a corresponding portfolio of The Prudential Series Fund, Inc. (the "Series Fund"), a series mutual fund to which The Prudential acts as the investment adviser. For more information about the Series Fund and the different investment objectives of the Series Fund portfolios available under these Group Contracts, see THE PRUDENTIAL SERIES FUND, INC., p. _________, and the attached prospectus for the Series Fund. Additional investment options may be made available in the future, including options managed by advisers not affiliated with The Prudential.

DO CERTIFICATES PROVIDE PARTICIPANTS WITH CHOICE AND FLEXIBILITY IN ADDRESSING A RANGE OF DIFFERENT INSURANCE PROTECTION AND INVESTMENT OBJECTIVES?

     Yes. Because the Cash Surrender Value of a Participant's insurance will vary with the investment experience of the investment options, a Certificate under the Group Contract offers an opportunity for the Cash Surrender Value to appreciate more rapidly than it would under comparable insurance without variable investment options. It is also possible, however, for the Cash Surrender Value to decrease in value if the investment experience of the investment options chosen perform unfavorably. The variable investment options vary in their risks, and Participants can choose to direct the amounts in their Certificate Fund to more aggressive or more conservative variable investment options as their personal circumstances may dictate over time.

     Participants who prefer to avoid or reduce the risks involved in any of the variable options may elect to allocate all or a portion of Net Premiums to the other investment option, the Fixed Account. The Prudential guarantees that the part of the Certificate Fund allocated to this option will accrue interest daily at a rate that The Prudential declares periodically. Although this rate will change from time to time, it may not be less than an annual rate of 4%. See THE FIXED ACCOUNT p. ___.

     In short, the Certificate's investment options and premium flexibility can be used flexibly to meet the changing needs of Participants over time.

WHAT CHARGES ARE MADE?

     The Prudential deducts certain charges from each premium payment and from the amounts held in the designated investment option(s). All of these charges, which are largely designed to cover insurance costs and risks, as well as administrative expenses, are fully described under CHARGES AND EXPENSES, p. _____. The following diagram briefly outlines the charges that may be made:

                         Premium Payment
                                |
                                |
                        less the sum of

                        -  1)  a charge (currently 2.5%)
                           for taxes attributable to
                           premiums

                        -  2)  a processing fee of up
                           to $2

                        -  3)  a sales charge of up
                           to 3 1/2%, which may be
                           reduced or waived under certain
                           circumstances
                                |
                                |
                       Net Premium Amount

 -    To be invested in one or a combination of the investment
      portfolio options available to the Group.
                                |
                                |
                          Daily Charges

 - A daily charge is deducted from the assets of the Subaccounts of the Separate Account for mortality and expense risks. The current daily charge is equivalent to an annual effective rate of .45%. The charge is guaranteed not to exceed an annual effective rate of .90%.

 -    Management fees and expenses are deducted from the assets
      of the Series Fund        |
                                |

                                        - 14 -
                         Monthly Charges

 - An administrative expense charge may be deducted each month from the Certificate Fund. The charge is currently up to $4 per month and is guaranteed not to exceed $6 per month.

 -    A charge for the cost of insurance is deducted.

 -    Charges for any supplemental insurance benefits not
      already taken into account in the cost of insurance
      charge are deducted.
                                        |
                                        |
                   Possible Additional Charges

 - For each surrender or partial withdrawal, there is an administrative processing charge of the lesser of $20 and 2% of the amount surrendered or withdrawn.

 - An administrative processing charge of up to $20 may be made in connection with each loan or additional statement request.

 - No charge is currently assessed in connection with transfers, but certain Group Contracts may reserve the right to assess a charge of up to $20 for each transfer after the twelfth with respect to the same Certificate in the same Certificate Year.

 - No charge is currently made for any other taxes imposed upon the operations of the Separate Account, but The
      Prudential reserves the right to impose such a charge.


WHAT WITHDRAWAL OR LOAN RIGHTS DO PARTICIPANTS HAVE?

     At any time that a Certificate is in effect, a Participant may elect to surrender his or her insurance and receive its Cash Surrender Value. A Participant may also request a partial withdrawal from the Certificate Fund. See FULL SURRENDER, p. ___, and PARTIAL WITHDRAWALS, p.____.

     A Participant who has held a Certificate for at least one year may borrow (before any applicable transaction charge) a total amount up to the Loan Value of his or her Certificate, which is determined by multiplying the Certificate Fund by 85% and then subtracting the next month's charges. When a loan is taken, an amount equal to the loan is transferred from the investment options to a Loan Account that remains part of the Certificate Fund. This Loan Account earns interest at an annual rate that is generally 1.5% less than the interest charged on the loan (unless state law specifies a lower spread). Any outstanding Certificate Debt will be deducted from proceeds payable at the Covered Person's death or upon surrender. See LOANS, p. ____.

HOW IS A PARTICIPANT'S INSURANCE AFFECTED IF HE OR SHE IS NO LONGER A MEMBER OF THE GROUP?

     Depending on the terms of any particular Group Contract, a Participant who is no longer included in the group of eligible members may be able to elect to continue the insurance provided by the Group Contract on a Portable basis. He or she may also surrender the insurance for its Cash Surrender Value, elect to use the Cash Surrender Value of the insurance to purchase paid-up insurance, or convert the insurance to an individual life insurance policy. See OPTIONS ON TERMINATION OF COVERAGE, p. ____.

WHAT IS THE FEDERAL INCOME TAX STATUS OF AMOUNTS RECEIVED UNDER A CERTIFICATE?

     Variable life insurance contracts such as those offered by this Prospectus receive the same federal income taxation treatment as conventional fixed benefit life insurance. This means, first, that any Death Benefit paid would generally be excluded from the gross income of the beneficiary. Second, any annual increases in the value of the Certificate Fund, whether from income or capital appreciation, would not be included in the taxable income of a Participant. Third, assuming that premiums are not paid above levels that would make a Certificate a "modified endowment contract" as defined in the Internal Revenue Code, pre-death distributions, whether in the form of surrenders or partial withdrawals, would be treated first as a return on the Participant's investment in the Certificate and then as a distribution of taxable income, and loans would not be treated as distributions at the time the loan was made. See TAX TREATMENT OF CERTIFICATE BENEFITS, p. ___.

                          HYPOTHETICAL ILLUSTRATIONS OF
                    DEATH BENEFITS AND CASH SURRENDER VALUES



     The two tables that follow show how the Death Benefit and Cash Surrender Value change with the investment experience of the Separate Account. They are not projections of values; they are intended to show how a Certificate works. They are "hypothetical" because they are based upon several assumptions, as described below. Both tables assume that a Certificate with a Face Amount of $100,000 has been bought by a 40-year old group member. The tables assume that a premium of $1,200 is paid at issuance and annually on each Certificate Anniversary. They also assume that a charge of 2.5% is deducted from premiums for taxes attributable to premiums, and that no charges are currently made against the Separate Account for federal or state taxes.

     The first table assumes that current sales, cost of insurance, mortality and expense risk and administrative charges will continue for the indefinite future. It assumes that the Covered Person is in a risk classification class that has current standardized cost of insurance charges equal to rates equal to Table I under Section 79 of the Internal Revenue Code. It assumes a monthly administrative charge of $2, which applies to Certificates that do not involve any direct billing by The Prudential. See ADMINISTRATIVE CHARGE, page ____.

     The second table is based upon the same assumptions except it is assumed that the maximum sales, cost of insurance, mortality and expense risk and administrative charges permitted by the particular Certificate have been made from the beginning. It assumes that the Covered Person is in a risk class that has maximum guaranteed cost of insurance charges equal to the maximum rates that could be charged, which are approximately 130% of the 1980 CSO Table.

     Although The Prudential may under some Contracts pay dividends to Group Contractholders, who may distribute those dividends to Participants in the Group Contract, neither table reflects dividends. See DIVIDENDS, page ___.

     Another assumption is that the Certificate Fund has been invested in equal amounts in each of the seven available portfolios of the Series Fund. Finally, there are four assumptions, shown separately, about the average investment performance of the portfolios. The first is that there will be a uniform zero percent gross rate of return, that is, that the average value of the Certificate Fund will uniformly be adversely affected by very unfavorable investment performance. The other three assumptions are that investment performance will be at a uniform gross annual rate of 4%, 8% and 12%. These, of course, are merely assumptions, and actual returns will fluctuate from year to year. Nevertheless, these tables help show how Certificate Funds will change with investment experience.

     The first column in the following tables shows the contract year. The second column, to provide context, shows what the aggregate amount would be if the assumed premiums had been invested in a savings account paying 4% compounded interest. Of course, if that were done, there would be no life insurance protection. The next four columns show the Death Benefit payable in each of the years shown for the four different assumed investment returns. Note that a gross return (as well as the net return) is shown at the top of each column.
The gross return represents the combined effect of income and capital appreciation of the portfolios before any reduction is made for investment advisory fees or other Series Fund expenses. The net return reflects an average total annual expense ratio of the seven portfolios of 0.66%, and the daily deduction from the Certificate Fund of 0.45% per year for the first table, which is based on current charges, and 0.90% for the second table, which is based on maximum charges. Thus, assuming maximum charges, gross returns of 0%, 4%, 8% and 12% are the equivalent of net returns of (-1.56%), 2.44%, 6.44%, and 10.44% respectively. The Death Benefits and Cash Surrender Value shown reflect the deduction of all expenses and charges for both the Series Fund and under the Certificate.

     The amounts shown assume that there is no loan or partial withdrawal.

     Upon request, The Prudential will provide comparable hypothetical illustrations for a Certificate reflecting the proposed Covered Person's age, risk class, proposed Face Amount of insurance, and proposed premium payments.

                                  ILLUSTRATIONS

               GROUP VARIABLE UNIVERSAL LIFE INSURANCE CERTIFICATE
                         SPECIFIED FACE AMOUNT: $100,000
                                  ISSUE AGE 40
             ASSUME PAYMENT OF $1,200 ANNUAL PREMIUMS FOR ALL YEARS
                              USING CURRENT CHARGES


                                            Death Benefit  (1)                                 Cash Surrender Value  (1)
                           ---------------------------------------------------  ---------------------------------------------------
                                  Assuming Hypothetical Gross (and Net)                  Assuming Hypothetical Gross (and Net)
                                       Annual Investment Return of                            Annual Investment Return of
  End of       Premiums    ---------------------------------------------------  ---------------------------------------------------
Certificate   Accumulated    0% Gross    4% Gross     8% Gross     12% Gross      0% Gross     4% Gross     8% Gross    12% Gross
   Year     at 4% per year (-1.11% Net) (2.89% Net)  (6.89% Net)  (10.89% Net)  (-1.11% Net)  (2.89% Net)  (6.89% Net) (10.89% Net)
   ----     -------------- ------------ -----------  -----------  ------------  ------------  -----------  ----------- ------------
             ----------------------------------------------------------------------------------------------------------------------
     1           $1,248     $100,907      $100,948      $100,989     $101,031            $888       $929        $970      $ 1,011
     2            2,546      101,803       101,923       102,047      102,174           1,783      1,903       2,027        2,154
     3            3,896      102,689       102,927       103,177      103,441           2,669      2,907       3,157        3,421
     4            5,300      103,566       103,959       104,385      104,847           3,546      3,939       4,365        4,827
     5            6,760      104,433       105,021       105,677      106,405           4,413      5,001       5,657        6,385
     6            8,278      105,147       105,968       106,908      107,981           5,127      5,948       6,888        7,961
     7            9,857      105,853       106,942       108,223      109,728           5,833      6,922       8,203        9,708
     8           11,499      106,552       107,944       109,630      111,666           6,532      7,924       9,610       11,646
     9           13,207      107,242       108,975       111,133      113,815           7,222      8,955      11,113       13,795
     10          14,984      107,925       110,036       112,740      116,198           7,905     10,016      12,720       16,178
     15          24,989      110,119       114,592       121,239      131,117          10,099     14,572      21,219       31,097
     20          37,163      110,619       118,101       131,169      154,000          10,599     18,081      31,149       53,980
 25(age 65)      51,974      108,642       119,436       142,026      189,053           8,622     19,416      42,006       89,033
     30          69,994            0 (2)   114,972       150,534      240,486               0 (2) 14,952      50,514      140,466
     35          91,918            0             0 (2)   150,553      313,622               0          0 (2)  50,533      213,602
     40         118,592            0             0       139,454      424,214               0          0      39,434      324,194


  (1)  ASSUMES NO LOAN OR PARTIAL WITHDRAWAL HAS BEEN MADE.

  (2) ZERO VALUE IN CASH VALUE AND DEATH BENEFIT INDICATES LAPSE OF INSURANCE COVERAGE IN THE ABSENCE OF A SUFFICIENT ADDITIONAL PREMIUM PAYMENT.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING INTEREST RATES, FEDERAL AND STATE INCOME TAXES, AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH SURRENDER VALUE FOR A CERTIFICATE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATE OF RETURN AVERAGED 0%, 4%, 8%, AND 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CERTIFICATE YEARS. NO REPRESENTATIONS CAN BE MADE BY THE PRUDENTIAL OR THE SERIES FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR OVER ANY PERIOD OF TIME.

                                  ILLUSTRATIONS

               GROUP VARIABLE UNIVERSAL LIFE INSURANCE CERTIFICATE
                         SPECIFIED FACE AMOUNT: $100,000
                                  ISSUE AGE 40
             ASSUME PAYMENT OF $1,200 ANNUAL PREMIUMS FOR ALL YEARS
                        USING MAXIMUM CONTRACTUAL CHARGES


                                            Death Benefit  (1)                                 Cash Surrender Value  (1)
                           ---------------------------------------------------  ---------------------------------------------------
                                  Assuming Hypothetical Gross (and Net)                  Assuming Hypothetical Gross (and Net)
                                       Annual Investment Return of                            Annual Investment Return of
  End of       Premiums    ---------------------------------------------------  ---------------------------------------------------
Certificate   Accumulated    0% Gross    4% Gross     8% Gross     12% Gross      0% Gross     4% Gross     8% Gross    12% Gross
   Year     at 4% per year (-1.56% Net) (2.44% Net)  (6.44% Net)  (10.44% Net)  (-1.56% Net)  (2.44% Net)  (6.44% Net) (10.44% Net)
   ----     -------------- ------------ -----------  -----------  ------------  ------------  -----------  ----------- ------------
            -----------------------------------------------------------------------------------------------------------------------


     1           $1,248     $100,724      $100,761      $100,798     $100,834            $710       $746        $782         $818
     2            2,546      101,410       101,513       101,619      101,728           1,390      1,493       1,599        1,708
     3            3,896      102,057       102,254       102,463      102,683           2,037      2,234       2,443        2,663
     4            5,300      102,662       102,981       103,328      103,705           2,642      2,961       3,308        3,685
     5            6,760      103,225       103,692       104,215      104,799           3,205      3,672       4,195        4,779
     6            8,278      103,742       104,383       105,120      105,967           3,722      4,363       5,100        5,947
     7            9,857      104,213       105,051       106,044      107,217           4,193      5,031       6,024        7,197
     8           11,499      104,636       105,695       106,985      108,554           4,616      5,675       6,965        8,534
     9           13,207      105,008       106,309       107,941      109,984           4,988      6,289       7,921        9,964
     10          14,984      105,327       106,889       108,908      111,512           5,307      6,869       8,888       11,492
     15          24,989      105,891       108,983       113,662      120,723           5,871      8,963      13,642       20,703
     20          37,163      104,153       108,859       117,422      132,853           4,133      8,839      17,402       32,833
25 (age 65)      51,974            0 (2)   104,901       118,371      148,187               0 (2)  4,881      18,351       48,167
     30          69,994            0             0 (2)   112,867      165,908               0          0 (2)  12,847       65,888
     35          91,918            0             0             0 (2)  183,162               0          0           0 (2)   83,142
     40         118,592            0             0             0      192,240               0          0           0       92,220


     (1)  ASSUMES NO LOAN OR PARTIAL WITHDRAWAL HAS BEEN MADE.

     (2) ZERO VALUE IN CASH VALUE AND DEATH BENEFIT INDICATES LAPSE OF INSURANCE COVERAGE IN THE ABSENCE OF A SUFFICIENT ADDITIONAL PREMIUM PAYMENT.

     THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING INTEREST RATES, FEDERAL AND STATE INCOME TAXES, AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH SURRENDER VALUE FOR A CERTIFICATE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATE OF RETURN AVERAGED 0%, 4%, 8%, AND 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CERTIFICATE YEARS. NO REPRESENTATIONS CAN BE MADE BY THE PRUDENTIAL OR THE SERIES FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR OVER ANY PERIOD OF TIME.

            GENERAL INFORMATION ABOUT THE PRUDENTIAL, THE PRUDENTIAL
                     VARIABLE CONTRACT ACCOUNT GI-2, AND THE
          VARIABLE INVESTMENT OPTIONS AVAILABLE UNDER THE CERTIFICATES



     THE PRUDENTIAL INSURANCE COMPANY OF AMERICA. The Prudential Insurance Company of America ("The Prudential") is a mutual insurance company, founded in 1875 under the laws of the State of New Jersey. It is licensed to sell life insurance and annuities in all states, in the District of Columbia, and in all United States territories and possessions. The Prudential's consolidated financial statements begin on page A-___ and should be considered only as bearing upon The Prudential's ability to meet its obligations under the Group Contracts and the insurance provided thereunder.

     THE PRUDENTIAL VARIABLE CONTRACT ACCOUNT GI-2. The Prudential Variable Contract Account GI-2 (the "Separate Account") was established on June 14, 1988 under New Jersey law as a separate investment account. The Separate Account meets the definition of a "Separate Account" under the federal securities laws. The Separate Account holds assets that are segregated from all The Prudential's other assets.

     The obligations arising under the Group Contracts and the Certificates are general corporate obligations of The Prudential. The Prudential is also the legal owner of the assets in the Separate Account. The Prudential will at all times maintain assets in the Separate Account with a total market value at least equal to the liabilities relating to the benefits attributable to the Separate Account. These assets may not be charged with liabilities which arise from any other business The Prudential conducts. In addition to these assets, the Separate Account's assets may include funds contributed by The Prudential to commence operation of the Separate Account and may include accumulations of the charges The Prudential makes against the Separate Account. From time to time these additional assets will be transferred to The Prudential's general account. Before making any such transfer, The Prudential will consider any possible adverse impact the transfer might have on the Separate Account.

     The Separate Account is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust, which is a type of investment company. This does not involve any supervision by the SEC of the management or investment policies or practices of the Separate Account. For state law purposes, the Separate Account is treated as a part or division of The Prudential. There are currently seven Subaccounts within the Separate Account, each of which invests in a single corresponding portfolio of the Series Fund. Additional Subaccounts may be added in the future, including ones which invest in funds managed by an adviser not affiliated with The Prudential. The Prudential reserves the right to take all actions in connection with the operation of the

Separate Account that are permitted by applicable law (including those permitted upon regulatory approval).

     THE PRUDENTIAL SERIES FUND, INC. The Prudential Series Fund, Inc. (the "Series Fund") is registered under the 1940 Act as an open-end diversified management investment company, commonly known as a "Mutual Fund." The Separate Account will purchase and redeem shares from the Series Fund at net asset value. Any distributions received from a portfolio of the Series Fund will be reinvested immediately at net asset value in shares of that portfolio and retained as assets of the corresponding Subaccount.

     The Prudential is the investment adviser for the assets of each of the portfolios of the Series Fund. The Prudential's principal business address is Prudential Plaza, Newark, New Jersey 07102-3777. By agreement, The Prudential's wholly-owned subsidiaries, The Prudential Investment Corporation ("PIC"), and Jennison Associates Capital Corp. ("Jennison") furnish, under The Prudential's supervision, investment advisory services in connection with the management of the Series Fund and its Growth Stock Portfolio respectively. Further detail is provided in the prospectus and statement of additional information for the Series Fund. The Prudential, PIC and Jennison are registered as investment advisers under the Investment Advisers Act of 1940.

     The seven portfolios of the Series Fund in which the Account may currently invest are as follows:

          The Money Market Portfolio is invested in short-term debt obligations similar to those purchased by money market funds.

          The Bond Portfolio is invested primarily in high quality medium-term corporate and government debt securities.

          The Common Stock Portfolio is invested primarily in common stocks.

          The High Dividend Stock Portfolio is invested primarily in common stocks and convertible securities that provide favorable prospects for investment income returns above those of the Standard & Poor's 500 Stock Index or the NYSE Composite Index.

          The Global Equity Portfolio is invested in common stocks and common stock equivalents (such as convertible debt securities) of foreign and domestic issuers.

          The Aggressively Managed Flexible Portfolio is invested in a mix of money market instruments, fixed income securities, and common stocks, in proportions believed by the investment manager to be appropriate for an investor desiring diversification of investment who is willing to accept a relatively high level of loss in an effort to achieve greater appreciation.

          The Growth Stock Portfolio is invested primarily in equity securities of established companies believed to have above-average growth prospects.

     The other portfolios described in the attached Series Fund prospectus are not available in connection with these Group Contracts.

     As an investment adviser, The Prudential charges the Series Fund a daily investment management fee as compensation for its services. In addition to the investment management fee, each portfolio incurs certain expenses, such as accounting and custodian fees, which affect each portfolio's overall expense ratio. See the attached prospectus for the Series Fund. The following table shows the investment management fee charged for each available portfolio of the Series Fund.

-------------------------------------------------------------------------
                                        Annual Investment
            Portfolio                    Management Fee
                                       as a Percentage of
                                    Average Daily Net Assets
-------------------------------------------------------------------------
 Money Market Portfolio                     0.40%
 Bond Portfolio                             0.40%
 High Dividend Stock Portfolio              0.40%
 Common Stock Portfolio                     0.45%
 Aggressively Managed
   Flexible Portfolio                       0.60%
 Growth Stock Portfolio                     0.60%
 Global Equity Portfolio                    0.75%
-------------------------------------------------------------------------

     It is conceivable that in the future it may become disadvantageous for both variable life insurance and variable annuity contract Separate Accounts to invest in the same underlying mutual fund. Although neither the companies which invest in the Series Fund nor the Series Fund currently foresee any such disadvantage, the Series Fund's Board of Directors intends to monitor events in order to identify any material conflict between variable life insurance and variable annuity contract owners and to determine what action, if any, should be taken in response thereto. Material conflicts could result from such things as:
(1) changes in state insurance law; (2) changes in federal income tax law; (3) changes in the investment management of any portfolio of the Series Fund; or (4) differences between voting instructions given by variable life insurance and variable annuity contract owners.

     A FULL DESCRIPTION OF THE SERIES FUND, ITS INVESTMENT OBJECTIVES, MANAGEMENT, POLICIES, AND RESTRICTIONS, ITS EXPENSES,

THE RISKS ATTENDANT TO INVESTMENT THEREIN, AND ALL OTHER ASPECTS OF ITS OPERATION IS CONTAINED IN THE ATTACHED PROSPECTUS FOR THE SERIES FUND AND IN ITS STATEMENT OF ADDITIONAL INFORMATION, WHICH SHOULD BE READ IN CONJUNCTION WITH THIS PROSPECTUS. THERE IS NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE MET.

     THE FIXED ACCOUNT. As explained earlier, a Participant may elect to allocate all or part of the amount in his or her Certificate Fund to the Fixed Account. The amount so allocated or transferred becomes part of The Prudential's general assets, commonly referred to as the general account. Subject to applicable law, The Prudential has sole discretion over the investment of the assets of the general account, and Participants do not share in the investment experience of those assets. Instead, The Prudential guarantees that the part of the Certificate Fund allocated to the Fixed Account will accrue interest daily at a rate that The Prudential declares periodically. This rate may not be less than an effective annual rate of 4%, but The Prudential may in its sole discretion periodically declare a higher rate. At least annually and on request, a Participant will be advised of the interest rates that currently apply to his or her Certificate.

     By making allocations to the Fixed Account in amounts sufficient to cover the monthly charges under a Certificate, a Participant can use the Certificate as a way to obtain life insurance coverage, with little or no accumulation of Cash

Surrender Value. Even such a Participant retains, of course, the option to build a Cash Surrender Value by paying larger premiums and applying the excess amount to any of the investment options available under the Certificate.

     Transfers from the Fixed Account are subject to strict limits. See TRANSFERS, page ___. The payment of any Cash Surrender Value attributable to the Fixed Account may be delayed for up to 6 months. See WHEN PROCEEDS ARE PAID, page ___.

     Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933 and The Prudential has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, interests in the Fixed Account are not subject to the provisions of these Acts, and The Prudential has been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosure in this Prospectus relating to the Fixed Account. Disclosures concerning the Fixed Account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy of statements made in a prospectus.

                   DETAILED INFORMATION ABOUT THE CERTIFICATES


     ISSUANCE OF A CERTIFICATE. Eligible Group Members wishing to obtain insurance coverage through the Group Contract must complete the appropriate application and undergo any required medical underwriting, including in some cases a medical examination. If the application is accepted, The Prudential will issue a Certificate to that individual (the "Participant") which will describe the rights, benefits, coverage, and obligations with respect to the coverage. The minimum Face Amount for a Certificate is $10,000. The maximum age at which a Certificate may initially be issued is 74. The maximum age beyond which a person may no longer be covered under a Certificate is 95. At age 95, the Participant will receive the Cash Surrender Value of the Certificate. The Prudential believes such a distribution will be subject to the same tax treatment as other surrenders. See TAX TREATMENT OF CERTIFICATE BENEFITS, p. ___ below.

     Generally, the Participant is the Covered Person under a Certificate. Some Group Contracts, however, may permit an eligible group member who has a Certificate naming himself or herself as the Covered Person to also apply for a second Certificate naming his or her spouse as the Covered Person. Under each Certificate the Participant is the only person eligible to exercise the rights provided under the Certificate.

     SHORT-TERM CANCELLATION RIGHT OR "FREE LOOK". Generally, a Certificate may be returned for a refund within 30 days after it is received by the Participant, or 45 days after mailing, whichever is earlier. Some states allow a longer period of time during which a Certificate may be returned for a refund. A refund can be requested by mailing or delivering the Certificate to The Prudential at the address specified in the Certificate. The Participant will then receive a refund of all premium payments made, plus or minus any change due to investment experience in the value of the invested portion of the premiums, calculated as if no charges had been made against the Separate Account or Series Fund. However, if applicable law so requires, the Participant who exercises his or her short-term cancellation right will receive a refund of all premium payments made, with no adjustment for investment experience. The Prudential reserves the right to limit contributions during the Free Look period. During the first 30 days following the Certificate Date, premium payments will be invested in the Fixed Account.

     PROCEDURES. The procedures for submitting applications, premium payments, transfer orders, reallocations, loan or withdrawal requests or other communications relating to the Participant's insurance will depend on the specific terms of the particular Group Contract. Under some Group Contracts, communications relating to a Participant's insurance may be submitted to the Contractholder or its agent who then passes the communications on to The Prudential. Under some Group Contracts, the Participant may communicate directly with The Prudential with respect to certain types of transactions. Each Group Contract and the Certificates issued thereunder will set forth the applicable procedures, so a Participant should consult those documents in determining how to submit a payment or document, make transfers, request loans or reallocate premium payments. In all cases, applications and other documents, payments, orders and other communications will be deemed received by The Prudential when received at the address specified in the Certificate, not when received by the Contractholder or any broker or administrator.

     PREMIUMS. Participants will generally have flexibility in determining the amount and timing of premium payments, although a Participant may be required to pay an appropriate specified initial premium in order to become a Participant.
A Certificate will remain in force so long as the Certificate Fund is sufficient to cover monthly charges. In general, if the Certificate Fund minus Certificate Debt on any Monthiversary is insufficient to cover the charges for that month, then the coverage will be in default and a grace period will begin. See LAPSE
p. ___. Some Contracts may provide that if a Participant pays certain specified premiums during the first two Certificate Years, the Certificate will not go into default even if the Certificate Fund is insufficient to cover monthly charges.

     In addition to any premium paid on a routine basis, for example through salary deduction, a Participant may make additional premium payments at any time, subject to any applicable charges. Any such payment must be at least $100. The Prudential reserves the right to limit the amount of such premiums.

     The method by which premiums will be paid will be set forth in the Group Contract. Some Participants will make payments to the Contractholder (or its agent), which will then remit them to The Prudential as premium payments. The Prudential will then allocate premium payments it receives to individual Certificate Funds according to the instructions received. Other Participants will make payments directly to The Prudential at the address specified in their Certificate. There may be higher monthly administrative charges when premium payments are made directly to The Prudential. See CHARGES AND EXPENSES, p. ___.

     Due to the payment of additional premiums, or investment growth, the total amount of insurance may have to be increased for the insurance to continue to qualify as life insurance for federal tax purposes. In addition, if a Participant makes premium payments in excess of certain limits, the tax status of the insurance may change to that of a "modified endowment contract" under
Section 7702A of the Internal Revenue Code, which could be significantly disadvantageous from a tax standpoint. See TAX TREATMENT OF CERTIFICATE BENEFITS, page ____. The

Prudential reserves the right not to accept or to return any premium payment which would cause a Participant's insurance to fail to qualify as life insurance under applicable tax laws, or which would increase the Death Benefit by more than it increases the Certificate Fund.

     EFFECTIVE DATE OF INSURANCE. A Participant's insurance will go into effect on the first contract Monthiversary after his or her application for participation under the Group Contract, including underwriting, if any, is approved. That effective date is the Certificate Date.

     ALLOCATION OF PREMIUMS. 1. INITIAL PREMIUMS. All premium payments received on or before the Certificate Date will be applied to the Certificate Fund as of the Certificate Date. After the deduction of any applicable charges, see CHARGES AND EXPENSES, page ___, the remainder of the premiums will be invested as of the Certificate Date in the Fixed Account for 30 days and will thereafter be allocated to the investment options specified by the Participant. To the extent that The Prudential receives premiums prior to the Certificate Date, there will be a period during which the premiums will not be invested.

     2. SUBSEQUENT PREMIUM PAYMENTS. Premiums paid after the Certificate Date will be reduced by any applicable charges. See CHARGES AND EXPENSES, p. ___. The entire remaining portion of such premiums will be allocated to the investment options selected by the Participant as of the end of the Valuation Period in which The Prudential receives such premium payments.

     3. CHANGING PREMIUM ALLOCATIONS. If his or her insurance is not in default, a Participant may change the way in which premiums are allocated among the selected investment option(s). The minimum amount that a Participant may allocate to any Subaccount or the Fixed Account is 10% and all allocations must be in whole percentages. There is no charge for reallocating future premiums.

     TRANSFERS. If his or her insurance is not in default, a Participant may transfer amounts from one Subaccount to another Subaccount, or to the Fixed Account. There is no limit on the number of transfers among Subaccounts or to the Fixed Account. The Prudential may, however, reserve under certain Group Contracts the right to impose a charge of up to $20 for each transfer in a Certificate Year after the twelfth transfer in that Certificate Year.

     Transfers will take effect as of the end of the Valuation Period in which a proper transfer request is received by The Prudential at the address specified in the transfer request form. The request may be in terms of dollars, such as a request to transfer $10,000 from one Subaccount to another, or may be in terms of a percentage reallocation among Subaccounts. The minimum amount that may be transferred from any one investment option is $250 or the entire balance in that investment option, whichever is less. For transfer requests in percentage terms, as with premium reallocations, the percentages must be in whole numbers and no allocation may be less than 10%.

     Transfers from the Fixed Account to the Subaccounts are currently permitted once each Certificate Year. The amount of that transfer cannot exceed $5,000 or 25 percent of the balance in the Fixed Account, whichever is greater. Such transfer requests will take effect as of the end of the Valuation Period in which a proper transfer request is received at the address specified in the transfer request forms. These limits are subject to change in the future.

     Some Group Contracts permit a Participant to transfer amounts by telephone provided he or she is enrolled to use The Prudential's telephone transfer system. The Prudential cannot guarantee that Participants will be able to get through to complete a telephone transfer during peak periods such as periods of drastic economic or market change.

     DOLLAR COST AVERAGING. Some contracts may permit a Participant to elect a Dollar Cost Averaging feature. Dollar Cost Averaging enables a Participant to systematically transfer specified dollar amounts from the Money Market Subaccount to the other Subaccounts at regular intervals. By allocating an identified sum on a regularly scheduled basis as opposed to reallocating the total amount at one particular time, a Participant may be less susceptible to the impact of market fluctuations.

     Dollar Cost Averaging may be selected by establishing a Money Market Subaccount value of at least $3,000. The minimum transfer amount is $250. All Dollar Cost Averaging transfers will be made effective as of the end of the first Valuation Period following the first of the month. Election of this arrangement may occur at any time by properly completing the Dollar Cost Averaging election form, returning it to the address specified on the form so it is received by the tenth of the month, to be effective the following month, and ensuring that sufficient value is in the Money Market Subaccount.

     Dollar Cost Averaging will terminate when any of the following occurs: (1) the number of designated transfers has been completed; (2) the Money Market Subaccount value is insufficient to complete the next transfer; (3) The Prudential receives a written request for termination by the tenth of the month in order to cancel the transfer scheduled to take effect the following month; or
(4) the Certificate is lapsed, surrendered or otherwise terminated.

     There is currently no charge for Dollar Cost Averaging. The Prudential reserves the right to charge for this program. The Prudential does not intend to profit from any such charge.

     The main objective of Dollar Cost Averaging is to shield investments from short term price fluctuations. Since the same dollar amount is transferred to a Subaccount with each transfer, more Subaccount units are purchased if the Subaccount Unit Value is low, and fewer Subaccount units are purchased if the Unit Value is high. Therefore, a lower than average cost per unit may be achieved over the long term. This plan of investing allows investors to take advantage of market fluctuations but does not assure a profit or protect against a loss in declining markets.

     DEATH BENEFITS. A Death Benefit is payable upon the death of the Covered Person. The Death Benefit is generally the Face Amount of the Certificate, PLUS the value of the Certificate Fund. The Death Benefit otherwise payable will be reduced by any Certificate Debt outstanding and any past due monthly charges.
If the insurance is kept in force for several years and/or substantial premium payments are made, the Certificate Fund may grow to a point where it is necessary to increase the Death Benefit in order to ensure that the insurance will satisfy the Internal Revenue Code's definition of life insurance. In that case, the Death Benefit (before the subtraction of Certificate Debt and unpaid charges) must at least equal the following "corridor percentage" of the Certificate Fund based on the insured's Attained Age:

 INSURED'S           CORRIDOR       INSURED'S           CORRIDOR
ATTAINED AGE        PERCENTAGE     ATTAINED AGE        PERCENTAGE

    0-40                250%            70                 115%
     41                 243             71                 113
     42                 236             72                 111
     43                 229             73                 109
     44                 222             74                 107
                        ___             __                 ___

     45                 215             75                 105
     46                 209             76                 105
     47                 203             77                 105
     48                 197             78                 105
     49                 191             79                 105
                        ___             __                 ___

     50                 185             80                 105
     51                 178             81                 105
     52                 171             82                 105
     53                 164             83                 105
     54                 157             84                 105
                        ___             __                 ___

     55                 150             85                 105
     56                 146             86                 105
     57                 142             87                 105
     58                 138             88                 105
     59                 134             89                 105
                        ___             __                 ___

     60                 130             90                 105
     61                 128             91                 104
     62                 126             92                 103
     63                 124             93                 102
     64                 122             94                 101
                        ___             __                 ___

     65                 120
     66                 119
     67                 118
     68                 117
     69                 116
                        ___

     The Death Benefit will be paid in a lump sum, unless the Participant or the beneficiary has arranged with The Prudential for the Death Benefit to be paid in another mode of settlement.

     CHANGES IN FACE AMOUNT. Some Group Contracts may allow Participants to elect to increase the Face Amount of their insurance at certain times. Other Group Contracts may provide for increasing Face Amounts based on factors such as salary increases. Additional underwriting requirements may have to be satisfied in either case.

     Some Group Contracts may also permit Participants to decrease the Face Amount of their insurance at certain times. In no event, however, may the Face Amount be decreased below $10,000 or below the minimum amount required to maintain the insurance's status as life insurance under the federal tax laws.

     An increase or decrease in Face Amount, or the addition or removal of certain additional insurance benefits, may create the potential for the insurance to be treated as a modified endowment contract under the Internal Revenue Code. This is particularly true of decreases in Face Amount during the first seven years that insurance is in force. See TAX TREATMENT OF CERTIFICATE BENEFITS, page ___. In addition, a decrease in coverage may limit the amount of premiums that a Participant may contribute in the future.

     CHARGES AND EXPENSES. The maximum deductions and charges described below will not be increased by The Prudential with respect to any Certificate in effect regardless of any changes in mortality and expense experience. Where current charges are lower than maximum charges, The Prudential reserves the right to increase the current charges, although it has no present intention to do so.

     A. FRONT-END PREMIUM CHARGES. The following charges are deducted from premium payments before they are invested in the Separate Account or Fixed Account.

          1. CHARGES FOR TAXES ATTRIBUTABLE TO PREMIUMS. A charge for taxes attributable to premiums is deducted from each premium payment. For these purposes, "taxes attributable to premiums" shall include any federal, state or local income, premium, excise, business or any other type of tax (or component thereof) measured by or based on the amount of premium received by The Prudential. That charge is currently made up of two parts. The first part is for state and local premium taxes and is currently equal to 2.25% of the premium received by The Prudential. The second part is for federal income taxes measured by premiums and is currently equal to 0.25% of premiums received. The Prudential believes that this second charge is a reasonable estimate of the increased cost for premium-based federal income taxes resulting from a 1990 change in the Internal Revenue Code. These charges may be increased if the cost of The Prudential's taxes related to premium payments are increased.

          2. PROCESSING FEE. A charge of up to $2 may be deducted from each premium payment from a Participant to cover the costs of collecting and processing premiums.

          3. SALES CHARGE. A sales charge may be deducted to pay part of the costs The Prudential incurs in selling the contracts and the coverage under the contracts, including commissions, advertising and the printing and distribution of prospectuses and sales literature. The maximum charge is equal to 3.5% of each premium payment. This charge may be reduced or eliminated on certain contracts. See REDUCTION IN CHARGES, page ____.

     B. MONTHLY CERTIFICATE FUND CHARGES. The following charges are deducted from the Certificate Fund on each contract Monthiversary.

          1. COST OF INSURANCE. On each contract Monthiversary, The Prudential will deduct a charge for the cost of the Participant's insurance. When a Covered Person dies, the amount paid to the beneficiary is larger than the Certificate Fund. The cost of insurance charges are designed to enable The Prudential to pay this larger Death Benefit. The charge is determined by multiplying the "net amount at risk" under a

Certificate (the amount by which the Certificate's Death Benefit, computed as if there was no Certificate Debt, exceeds the Certificate Fund) by the cost of insurance rate applicable to the Covered Person. The cost of insurance rates are based on the age and rate class of the Covered Person, mortality characteristics of the group, and particular aspects of the Group Contract, such as the rate class structure and portability of the coverage. Under some Group Contracts, any supplemental insurance benefits provided may be taken into account in determining the cost of insurance rates. The rate classes for a particular Group Contract may include classes for smokers and nonsmokers, active and retired Participants, Portable Certificates, and other criteria agreed to by The Prudential and the group sponsor.

     The actual cost of insurance rates will be set by The Prudential based on its expectations as to future experience in mortality and total expenses (including, in some instances, those for supplemental insurance benefits) and may be adjusted periodically, based on a number of factors including the number of Certificates in force, the number of Certificates surrendered or becoming Portable and the actual mortality and expense experience. Any change in the cost of insurance rates will apply to all persons of the same age, rate class, and group. The cost of insurance rate applicable to a Participant may not, however, be greater than the guaranteed cost of insurance rate set forth in his or her Certificate. That guaranteed rate will be no higher than a rate based upon the Commissioner's Extended Term

Mortality Table (Male), Age Last Birthday, which is approximately 130% of the 1980 Commissioners' Standard Ordinary Table (The "1980 CSO Table"). The maximum guaranteed rates are higher than the 1980 CSO Table because The Prudential uses simplified underwriting and guaranteed issue procedures that may not require a medical examination of a prospective Covered Person and may provide coverage to groups with substandard risk characteristics from an underwriting standpoint. The current cost of insurance charges are generally lower than 100% of the 1980 CSO Table.

          2. CHARGE FOR ADDITIONAL INSURANCE BENEFITS. Under certain contracts, Participants may obtain certain additional insurance benefits. See ADDITIONAL INSURANCE BENEFITS, p. ___. Where such additional insurance benefits are not taken into account in determining the cost of insurance charge as discussed above, a separate charge for any such additional insurance benefits obtained under a Certificate will be deducted each month from the Participant's Certificate Fund.

          3. ADMINISTRATIVE CHARGE. An administrative charge may be deducted on each contract Monthiversary. It is intended to pay for maintaining records, and communicating with Contractholders and Participants. The charge is currently not more than $4 per month and is guaranteed not to exceed $6 per month.

          4. OTHER TAXES. The Prudential reserves the right to deduct a charge to cover federal, state or local taxes (other than "taxes attributable to premiums" described above) that are imposed upon the operations of the Separate Account. Currently, no such charges are made.

     C. DAILY DEDUCTION FROM THE CERTIFICATE FUND. Each day a charge is deducted from the assets of each of the Subaccounts in an amount currently equal to an effective annual rate of 0.45%. The charge is guaranteed not to exceed an effective annual rate of 0.90%. This charge is intended to compensate The Prudential for assuming the mortality and expense risks of the insurance provided through the Group Contract. The mortality risk assumed is that Covered Persons may live for shorter periods of time than The Prudential estimated when it determined what mortality charge to make. The expense risk assumed is that expenses incurred in issuing and administering the insurance will be greater than The Prudential estimated in fixing its administrative charges. The Prudential will realize a profit from this risk charge to the extent it is not needed to provide benefits and pay expenses under the Certificates. This charge is not assessed on amounts allocated to the Fixed Account.

     D. TRANSACTION CHARGES. There may be charges associated with surrenders, partial withdrawals, loans, transfers and additional statement requests. These charges are described in the prospectus section dealing with the transaction itself.

     E. SERIES FUND EXPENSES. The Separate Account purchases shares of the Series Fund at net asset value. The net asset value of those shares reflects management fees and expenses already deducted from the assets of the Series Fund. The fees and expenses for the Series Fund are briefly discussed under THE PRUDENTIAL SERIES FUND, INC. on page ___. More detailed information is contained in the attached Series Fund prospectus.

     REDUCTION OF CHARGES. The Prudential may reduce or waive the sales charges and/or other charges under certain Group Contracts, where it is expected that the Group Contract will involve reduced sales or administrative expenses. The Prudential determines both the eligibility for such reduced or waived charges, as well as the amount of such reductions, by considering the following factors:
(1) the size of the group; (2) the total amount of premium payments expected to be received; (3) the expected persistency of the individual Certificates; (4) the purpose for which the Group Contract is purchased and whether that purpose makes it likely that expenses will be reduced; and (5) any other circumstances which The Prudential believes to be relevant in determining whether reduced sales or administrative expenses may be expected. Some of the reductions in or waivers of charges for these sales may be contractually guaranteed; other reductions or waivers may be discontinued or modified by The Prudential. The Prudential's reductions in, or waivers of, charges for these sales will not be unfairly discriminatory to the interests of any individual Participants.

     DIVIDENDS.   Because the contract is issued by The Prudential, a mutual life insurance company, it is a participating contract. This means it is eligible to be credited with part of The Prudential's divisible surplus attributable to the contract ("dividends"), as determined annually by The Prudential's Board of Directors. Most of these contracts are expected to be priced such that there will be no source of distributable surplus attributable to these contracts. The Prudential may, however, issue these contracts in certain cases on terms such that dividends may be declared.

     The method of distribution of any dividends may vary depending on the terms of a particular Group Contract. Dividends that are reinvested as premiums will be subject to the charges made for premium payments. If an individual Participant becomes a Portable Certificate holder, he or she will no longer be entitled to receive any dividends under the Group Contract.

     CASH SURRENDER VALUE. The Cash Surrender Value of the Certificate is equal to the Participant's Certificate Fund, reduced by any Certificate Debt and any applicable transaction charge. The Certificate Fund on any day equals the sum of the amounts in the Subaccounts, the amount invested in the Fixed Account, and the Loan Account. See LOANS, page ___. Cash Surrender Value will change daily, reflecting the Net Premiums paid, withdrawals made, the increases or decreases in the value of the Series Fund shares in which the assets of the Subaccounts have been invested, interest credited on any amounts allocated to the Fixed Account and on the Loan Account, interest accrued on any loan, and by the daily asset charge for mortality and expense risks assessed against the variable investment options. Cash Surrender Value will also reflect monthly charges. Upon request, The Prudential will tell a Participant the Cash Surrender Value of his or her Certificate. There is no guaranteed minimum Cash Surrender Value and it is possible for the Cash Surrender Value of a Certificate to decline to zero.

     The tables on pages _____ of this prospectus illustrate approximately what the Cash Surrender Values would be for selected Certificates with the specified premium payments (assuming uniform hypothetical investment results in the selected Series Fund portfolios).

     FULL SURRENDERS. A Participant may surrender his or her Certificate for its Cash Surrender Value at any time. All insurance will end at this time. The Prudential will pay the Cash Surrender Value as of the end of the Valuation Period during which The Prudential received the Participant's written request in a form satisfactory to The Prudential. There is a transaction charge equal to the lesser of $20 or 2% of the amount received upon surrender. A surrender may have tax consequences. See TAX TREATMENT OF CERTIFICATE BENEFITS, p. __ below.

     PARTIAL WITHDRAWALS. A Participant may withdraw a portion of the Cash Surrender Value of his or her Certificate during the lifetime of the insured and while the Certificate is not in default. There is no limit on the number of partial withdrawals a Participant can take each year, but there is a transaction fee for each withdrawal equal to the lesser of $20 or 2% of the amount of the withdrawal. A withdrawal of a portion of the Cash Surrender Value of a Certificate may have tax consequences. See TAX TREATMENT OF CERTIFICATE BENEFITS, p. __ below.

     The minimum amount of any partial withdrawal is $250. The maximum amount of any partial withdrawal is the amount that would reduce the Certificate Fund (less any Certificate Debt) to an amount equal to the next month's charges. Any withdrawal greater than that amount will not be permitted because it will cause the Certificate to default. Upon request, The Prudential (or, under certain contracts, the Contractholder) will tell a Certificate owner how much may be withdrawn.

     An amount withdrawn may not be repaid except as a premium payment subject to applicable charges.

     LOANS. A Participant who has held a Certificate under the Group Contract for at least one year may borrow up to the Loan Value of the Certificate from The Prudential. The Loan Value of a Certificate (before any applicable transaction charge) is determined by multiplying the Certificate Fund by 85% and then subtracting the next month's charges. The minimum amount that may be borrowed at any one time is $250. A loan will not be permitted if Certificate Debt exceeds the Loan Value. The Prudential reserves the right to charge up to a $20 fee for each loan made.

     Interest charged on any loan will accrue daily at an annual rate determined each year by The Prudential, which rate is currently 5.5%. Interest payments on any loan are due at the end of each contract year. If interest is not paid when due, it will be added to the principal amount of the loan. The Prudential will notify a Participant 31 days before the interest on the loan becomes due.

     When a loan is made, an amount equal to the loan will be taken out of each of the Participant's investment options on a pro-rata basis. At the same time, a Loan Account will be started for the Participant and will be credited with an amount equal to the loan. The Prudential will generally credit the amount in the Loan Account at an annual rate of 1.5% less than the interest rate on the loan (unless a lower spread is required by state law). Interest credited because of the Loan Account will be allocated to the Participant's investment options on each Contract Anniversary in accordance with the Participant's existing premium allocation instruction.

     A Participant may repay a part or all of the loan at any time. The minimum amount of any repayment is $250 or the principal amount of the loan plus outstanding interest, whichever is less. Loans may be repaid by payment or by withdrawing amounts from the Certificate Fund. Participants should designate whether a payment is intended as a premium payment or as a loan repayment. If no such designation made, the payment will be treated as a loan repayment. If a loan is repaid by using the Certificate Fund, The Prudential will treat such repayment as a partial withdrawal from the Certificate Fund and will charge a fee equal to the lesser of $20 or 2% of the amount of the withdrawal. The balance in a Participant's Loan Account will be reduced by the amount of any loan repayment.

     A Participant's Loan Account plus accrued interest ("Certificate Debt") may not exceed the value of the Certificate Fund. If the Certificate Debt equals this amount the Certificate will go into default. See LAPSE p. ___.

     If Certificate Debt is still outstanding when the Certificate is surrendered or allowed to lapse, the borrowed amount may become taxable. In addition, loans from modified endowment contracts may be treated for tax purposes as distributions of income. See TAX TREATMENT OF CERTIFICATE BENEFITS,
p. __ below.

     Should a Death Benefit become payable while a loan is outstanding, or should the Certificate be surrendered while a loan is outstanding, any proceeds otherwise payable will be reduced to reflect the amount of the loan and any accrued interest.

     A loan will have a permanent effect on a Certificate's Cash Surrender Value and may have a permanent effect on the Death Benefit. This is because the investment results of the selected investment options will apply only to the amount remaining in those investment options after the loan amount is transferred to the Loan Account. The longer the loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If investment results are greater than the rate being credited upon the amount of the loan while the loan is outstanding, Cash Surrender Values will not be as high as they would have been if no loan had been made.

     LAPSE. In general, a Certificate will remain in force so long as the balance in the Certificate Fund is sufficient to pay the monthly charges when due. If it is not, the Participant's insurance is in default and will lapse if a grace period expires without a sufficient payment being made. Certain Contracts may provide that if a Participant pays certain specified premiums during the first two Certificate Years, the Certificate will not go into default even if the Certificate Fund is insufficient to cover monthly charges. A Certificate that lapses with outstanding Certificate Debt may result in tax consequences. See TAX TREATMENT OF CERTIFICATE BENEFITS, p. __ below.

     The Prudential will send a notice to a Participant in default at the last known address on file with The Prudential, specifying the amount of premium required to keep the Certificate in force and the date the payment is due. The grace period expires on the later of 61 days from the date of default or 30 days from the date notice was mailed. If The Prudential does not receive the required amount within the grace period, the Participant's insurance will lapse and have no remaining value.

     If the Covered Person dies during the grace period, the Death Benefit will be reduced by any past due monthly charges and any Certificate Debt.

     TERMINATION OF THE CONTRACTHOLDER'S PARTICIPATION IN GROUP CONTRACTS. The Contractholder may decide to terminate the Group Contract with The Prudential. In addition, The Prudential may terminate the Group Contract if the aggregate Face Amount of all Certificates, or the number of Certificates, issued under the Contract falls below the minimum permissible levels established by The Prudential or the Contractholder fails to timely remit premiums to The Prudential.

     Whichever party terminates participation in the Group Contract must provide ninety days written notice to the other party, as well as to all Participants before terminating participation in the Group Contract. Termination of participation in the Group Contract means that the Contractholder will no longer remit premiums to The Prudential under the Group Contract and that no new Certificates will be issued under the Group Contract. The effects on Participants of termination of the Contractholder's participation in the Group Contract are described in OPTIONS ON TERMINATION OF COVERAGE below. The options available to Participants from The Prudential may depend on what other insurance options are available to them.

     PARTICIPANTS WHO ARE NO LONGER ELIGIBLE GROUP MEMBERS. The terms of each Group Contract will determine the effect on a Participant's insurance coverage if the Participant is no longer an eligible group member. Some Group Contracts may provide that insurance coverage will continue even if the Participant is no longer an eligible member of the group. Under such contracts, within 61 days after The Prudential receives written notice that the Participant is no longer eligible under the Group Contract, The Prudential will notify the Participant that The Prudential will now mail quarterly premium reminders directly to the Participant, who will remit premium payment directly to The Prudential. Continuation of insurance may be subject to certain conditions and limitations specified in the Group Contract, such as the repayment of any outstanding Certificate Debt. The notice will also explain the Participant charges applicable to Portable Certificates. These charges may be higher than those paid by the

Participant while he or she was still an eligible group member, but will not exceed the maximum charges described in this Prospectus. Continuation as a Portable Certificate holder may be conditioned on maintenance of a specified minimum Certificate Fund value.

     Under other Group Contracts the portability privileges described above will not be available. Participants under those Group Contracts will have the options described in the next section.

     OPTIONS ON TERMINATION OF COVERAGE. Insurance coverage obtained through a Group Contract will terminate when the Group Contract itself terminates. Some Group Contracts also provide that coverage purchased by an individual Participant will terminate when the Participant is no longer an eligible group member.

     In the case when the Contractholder's participation in the Group Contract terminates, the effect on individual Participants depends on whether the Contractholder replaces the Group Contract with another life insurance contract(s) that provides for accumulation of cash value. If the Contractholder does enter into such a contract, Certificates with less than $1,000 of Cash Surrender Value will be terminated and the Cash Surrender Value of each such Certificate will be directly transferred to the new contract. If a Certificate has $1,000 or more of Cash Surrender

Value, the Participant must elect to transfer Cash Surrender Value to the new carrier or will be treated as having elected portability on contracts which permit portability.

     If the sponsoring entity does not enter into a new life insurance contract(s) that provides for accumulation of cash value, Participants will have the following options. Participants who are no longer Eligible Group Members will also have the following options under contracts that do not contain the portability features discussed above.

          1.   CONVERSION.   A Participant may elect to convert the Certificate
to an individual life insurance policy without showing evidence of insurability. If a Participant elects this option, he or she must apply for the individual contract and pay the first premium within 31 days after the coverage under the Group Contract ends. The Participant may select any form of individual life insurance (other than term insurance) that The Prudential normally makes available to insureds who are the same age and requesting the same amount of insurance. Premiums will be based on the form and amount of insurance elected by the Participant, as well as the Covered Person's risk class and age.

     If the insurance is ending because the Participant is no longer eligible to participate in the Group Contract, the amount of insurance under the individual policy cannot be more than the Face Amount of the Certificate under the Group Contract. If the insurance is ending because the Group Contract is terminating, the amount of individual insurance may, depending on applicable state law, be limited to the lesser of (a) $10,000 or
(b) the Face Amount of the Certificate under the Group Contract less the amount of any group insurance the Participant becomes eligible for in the next 45 days.

     If a Covered Person dies within 31 days after the insurance ends under the Group Contract, and the Participant had the right to convert to an individual policy, a Death Benefit equal to the amount of individual insurance on the Covered Person the Participant could have purchased upon conversion will be payable by The Prudential.

          2. PAID-UP INSURANCE. The Participant may elect to purchase fixed paid-up insurance on the Covered Person with the Cash Surrender Value of the Certificate. The Participant must have at least $1,000 of Cash Surrender Value for this option to be available. The insurance amount will depend on the Cash Surrender Value on the date of termination, and the age of the Covered Person but cannot exceed the Death Benefit immediately before the paid-up purchase.
The Participant must elect this option within 31 days of the date on which the Certificate coverage would end. The election will take effect immediately after the date on which the Certificate coverage ends.

Acquisition of reduced paid-up insurance may result in that insurance becoming a modified endowment contract. See TAX TREATMENT OF CERTIFICATE BENEFITS, page
____.

          3. PAYMENT OF CASH SURRENDER VALUE. The Participant may receive the Cash Surrender Value by surrendering the Certificate and making a proper written request.

     The above options apply whether the Participant or a spouse is the Covered Person under the Certificate. A Participant who does not choose any of the above options within 61 days will be provided with Paid-Up Insurance, if his or her Certificate has at least $1000 of Cash Surrender Value and, if not, will be paid the Cash Surrender Value.

     TAX TREATMENT OF CERTIFICATE BENEFITS. Each prospective Participant is urged to consult a qualified tax advisor. The following discussion is not intended as tax advice, and it is not a complete statement of what the effect of federal income taxes will be under all circumstances. Rather, it provides information about how The Prudential believes the federal income tax laws apply in the most commonly occurring circumstances. There is no guarantee, however, that the current federal income tax laws and regulations or interpretations will not change.

     TREATMENT AS LIFE INSURANCE. The Certificate will be treated as "life insurance," as long as it satisfies certain definitional tests set forth in section 7702 of the Internal Revenue Code (the "Code") and as long as the underlying investments for the Certificate satisfy diversification requirements under section 817(h) of the Code. (For further detail on diversification requirements, see DIVIDENDS, DISTRIBUTIONS, AND TAXES in the attached prospectus for the Series Fund.)

     The Prudential believes that it has taken adequate steps under the Code and existing regulations under it to cause the Certificates to be treated as life insurance for tax purposes. This means that: (1) except as noted below, the Participant should not be taxed on any part of the Certificate Fund, including additions attributable to interest, dividends or appreciation; and (2) the Death Benefit should be excludable from the gross income of the beneficiary under section 101(a) of the Code.

     Although The Prudential believes the Certificate should qualify as "life insurance" for federal tax purposes, there are uncertainties, particularly because the Secretary of the Treasury has not yet issued final regulations under
Section 7702 that bear on this question. Moreover, in connection with the issuance of temporary regulations under section 817(h), the Treasury Department announced that such regulations do not provide guidance concerning the extent to which Participants or Contractholders may direct their investments to particular divisions of a Separate Account. Such guidance will be included in regulations or rulings under Section 817(d) relating to the definition of a variable contract.

     The Prudential intends to comply with final regulations issued under Sections 7702 and 817. Therefore, it reserves the right to make such changes as it deems necessary to assure that the Certificate continues to qualify as life insurance for tax purposes. Any such changes will apply uniformly to affected Participants and will be made only after advance written notice to the Contractholder.

     PRE-DEATH DISTRIBUTIONS. The taxation of pre-death distributions depends on whether the Certificate is classified as a Modified Endowment Contract. The following discussion first deals with distributions under Certificates not so classified, and then with Modified Endowment Contracts.

     1. A surrender or lapse of the Certificate may have tax consequences. Under surrender, the Participant will not be taxed on the Cash Surrender Value except for the amount, if any, that exceeds the gross premiums paid less the untaxed portion of any prior withdrawals. The amount of any unpaid Certificate Debt will, upon surrender or lapse, be added to the Cash Surrender Value and treated, for this purpose, as if it had been received. Any loss incurred upon surrender is generally not deductible.

          A withdrawal generally is not taxable unless it exceeds total premiums paid to the date of withdrawal less the untaxed portion of any prior withdrawals. However, under certain limited circumstances, in the first 15 Certificate Years all or a portion of a withdrawal may be taxable if the Certificate Fund exceeds the total premiums paid less the untaxed portions of any prior withdrawals, even if total withdrawals do not exceed total premiums paid to date.

          Extra premiums for additional insurance benefits generally do not count in computing gross premiums paid, which in turn determines the extent to which a withdrawal might be taxed.

          Loans received under the Certificate will ordinarily be treated as indebtedness of the Participant and will not be considered to be distributions subject to tax. However, if a loan is still outstanding when the Certificate is surrendered or allowed to lapse, the outstanding Certificate Debt will be taxable at that time to the extent the Cash Surrender Value exceeds gross premiums paid less the untaxed portion of any prior withdrawals.

     2. Some of the above rules are changed if the Certificate is classified as a Modified Endowment Contract under Section 7702A of the Code. It is possible for this Certificate to be classified as a Modified Endowment Contract under at least two circumstances: premiums in excess of the 7-pay premiums allowed under Section 7702A are paid or a decrease in the Death Benefit or a removal of certain additional insurance benefits is made during the first 7 Certificate Years. Moreover, the addition of certain additional insurance benefits or an increase in the Death Benefit) after the Certificate Date may have an impact on the Certificate's status as a Modified Endowment Contract. Participants contemplating any of these steps should first consult a qualified tax advisor and their Prudential representative.

          If the Certificate is classified as a Modified Endowment Contract, then pre-death distributions, including loans, assignments and pledges are includible in income to the extent that the Certificate Fund exceeds the gross premiums paid for the Certificate increased by the amount of any loans previously includible in income and reduced by any untaxed amounts previously received other than the amount of any loans excludible from income. These rules may also apply to pre-death distributions, including loans, made during the two year period prior to the Certificate becoming a Modified Endowment Contract.

          In addition, pre-death distributions from such Certificates (including full surrenders) will be subject to a penalty of 10 percent of the amount includible in income unless the amount is distributed on or after age 59 1/2, on account of the taxpayer's disability or as a life annuity. It is presently unclear how the penalty tax provisions apply to contracts owned by non-natural persons such as trusts.

          Under certain circumstances, multiple Modified Endowment Contracts issued to the same Participant during any calendar year will be treated as a single contract for purposes of applying the above rules.

WITHHOLDING

The taxable portion of any amounts received under the Certificate will be subject to withholding to meet federal income tax obligations, if the Participant fails to elect that no taxes be withheld. The Prudential will provide the Participant with forms and instructions concerning the right to elect that no taxes be withheld from the taxable portion of any payment. All recipients may be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient. Participants who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Special withholding rules apply to payments to non-resident aliens.

OTHER TAX CONSIDERATIONS. Transfer of the Certificate to a new owner or assignment of the Certificate may have tax consequences depending on the circumstances. In the case of a transfer of the Certificate for valuable consideration, the Death Benefit may be subject to federal income taxes under section 101(a)(2) of the Code. In addition, a transfer of the Certificate to or the designation of a beneficiary who is either 37 1/2 years younger than the Participant or a grandchild of the Participant may have Generation Skipping Transfer tax consequences under Section 2601 of the Code.

As a general rule deductions for interest paid or accrued on Certificate Debt or on other loans that are incurred or continued to purchase or carry the Certificate may be denied under sections 163 of the Code as personal interest or under section 264 of the Code. Participants should consult a tax advisor regarding the application of these provisions to their circumstances.

The individual situation of each Participant or beneficiary will determine the federal estate taxes and the state and local estate, inheritance and other taxes due if the Participant or insured dies.

     WHEN PROCEEDS ARE PAID. The Prudential will generally pay any Death Benefit, Cash Surrender Value, partial withdrawal or loan proceeds supported by the Separate Account within 7 days after receipt at The Prudential office specified in the Certificate of all the documents required for such a payment. Other than the Death Benefit, which is determined as of the date of death, the amount will be determined as of the end of the Valuation Period in which the necessary documents are received. However, The Prudential may delay payment of proceeds from the Subaccount(s) and the variable portion of the Death Benefit due under a Participant's insurance if the disposal or valuation of the Separate Account's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists.

     With respect to the amount of any Cash Surrender Value allocated to the Fixed Account, and with respect to a Certificate in force as paid-up insurance or as extended term insurance, The Prudential expects to pay the Cash Surrender Value promptly upon request. However, The Prudential has the right to delay payment of such Cash Surrender Value for up to six months (or a shorter period if required by applicable law). The Prudential will pay interest of at least 3% a year if it delays such a payment for more than 30 days (or a shorter period if required by applicable law).

     BENEFICIARY. The Participant has the right to designate and name a beneficiary to receive Death Benefits under the Certificate. The Participant must designate a beneficiary in writing on a form approved by The Prudential. A Participant may change the beneficiary at any time without the consent of the present beneficiary in accordance with the terms of the Group Contract. If there is more than one beneficiary at the death of the Covered Person, each will receive equal payments unless otherwise specified by the Participant.

     INCONTESTABILITY. After a Participant's Certificate has been in force during a Covered Person's lifetime for two years or, with respect to any change in the Certificate that requires The Prudential's approval and could increase its liability, after the change has been in effect during the insured's lifetime for two years from the effective date of the change, The Prudential will not contest its liability under the Certificate in accordance with its terms.

     MISSTATEMENT OF AGE. If a Covered Person's stated age is incorrect in the Certificate, The Prudential will adjust the

Death Benefit payable, as required by law, to reflect the correct age.

     SUICIDE EXCLUSION. Generally, if a Covered Person, whether sane or insane, dies by suicide within two years from the effective date of the Certificate, The Prudential will pay no more under the Certificate than the sum of the premiums paid.

     If a Covered Person, whether sane or insane, dies by suicide within two years from the effective date of an increase in the Face Amount of insurance that was requested after issue and required approval, The Prudential will pay, with respect to the amount of the increase, no more than the sum of the monthly charges attributable to the increase.

     ASSIGNMENT. A Participant may assign the insurance coverage and all rights, benefits or privileges that he or she has under a Certificate. The Prudential will be bound by an assignment of insurance or the rights, benefits or privileges under the insurance only if: (a) it is in writing; (b) it is signed by the Participant; and (c) The Prudential receives a copy of the assignment at The Prudential Group Insurance Office specified in the Certificate. The Prudential is not responsible for determining the validity or legality of any assignment. References in this prospectus to rights that a Participant may exercise shall include exercise of such rights by any person to whom the Participant has validly assigned such rights.

Assignment of a Certificate that is a Modified Endowment Contract could have adverse federal income tax consequences. See TAX TREATMENT OF CERTIFICATE BENEFITS, p. ___.

     VOTING RIGHTS. As stated above, all of the assets held in the Subaccounts of the Separate Account will be invested in shares of the corresponding portfolios of the Series Fund. The Prudential is the legal owner of those shares and as such has the right to vote on any matter voted on at Series Fund shareholders meetings. However, The Prudential will, as required by law, vote the shares of the Series Fund at any regular and special shareholders meetings it is required to hold in accordance with voting instructions received from Participants. The Series Fund will not hold annual shareholders meetings when not required to do so under Maryland law or the Investment Company Act of 1940. Series Fund shares for which no timely instructions from Participants are received, and any shares attributable to general account investments of The Prudential, will be voted in the same proportion as shares in the respective portfolios for which instructions are received. Should the applicable federal securities laws or regulations, or their current interpretation, change so as to permit The Prudential to vote shares of the Series Fund in its own right, it may elect to do so.

     Matters on which Participants may give voting instructions include the following: (1) election of the Board of Directors of the Series Fund; (2) ratification of the independent accountant of the Series Fund; (3) approval of the investment advisory agreement for a portfolio of the Series Fund corresponding to the Participant's selected Subaccount(s); (4) any change in the fundamental investment policy of a portfolio corresponding to the Participant's selected Subaccount(s); and (5) any other matter requiring a vote of the shareholders of the Series Fund. With respect to approval of the investment advisory agreement or any change in a portfolio's fundamental investment policy, Participants participating in such portfolios will vote separately by portfolio on the matter, pursuant to the requirements of Rule 18f-2 under the 1940 Act.

     The number of Series Fund shares for which instructions may be given by a Participant is determined by dividing the portion of the value of the Certificate derived from participation in a Subaccount, by the value of one share in the corresponding portfolio of the Series Fund. The number of votes for which each Participant may give The Prudential instructions will be determined as of the record date chosen by the Board of Directors of the Series Fund. The Prudential will furnish Participants with proper forms and proxies to enable them to give these instructions. The Prudential reserves the right to modify the manner in which the weight to be given voting instructions is calculated where such a change is necessary to comply with current federal regulations or interpretations of those regulations.

     The Prudential may, if required by state insurance regulations, disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the sub-classification or investment objectives of one or more of the Series Fund's portfolios, or to approve or disapprove an investment advisory contract for the Series Fund. In addition, The Prudential itself may disregard voting instructions that would require changes in the investment policy or investment advisor of one or more of the Series Fund's portfolios, provided that The Prudential reasonably disapproves such changes in accordance with applicable federal regulations. If The Prudential does disregard voting instructions, it will advise Participants of that action and its reasons for such action in the next annual or semi-annual report to Participants.

     Participants also share with the owners of all Prudential contracts and policies the right to vote in elections for members of the Board of Directors of The Prudential.

     SUBSTITUTION OF SERIES FUND SHARES. Although The Prudential believes it to be unlikely, it is possible that in the judgment of its management, one or more of the portfolios of the Series Fund may become unsuitable for investment by Participants because of investment policy changes, tax law changes, or the unavailability of shares for investment. In that event, The Prudential may seek to substitute the shares of another portfolio of the Series Fund or shares of an entirely different mutual fund. Before this can be done, the approval of the SEC, and possibly one or more state insurance departments, will be required. Group Contractholders and Participants will be notified of such substitution.

     ADDITIONAL INSURANCE BENEFITS. Depending on the terms of the Group Contract, one or more of the following additional benefits may be available to Participants through their Group Contract. Under some Group Contracts, some or all of these benefits may be provided to all Participants while under other Group Contracts, individual Participants may elect whether to receive some or all of these benefits for an additional charge.

       ACCELERATED DEATH BENEFIT. The Accelerated Death Benefit allows the Participant to elect to receive an accelerated payment of part of the Certificate's Death Benefit, adjusted to reflect current value, if the Participant is diagnosed as terminally ill with a life expectancy of 6 months (12 months in some states) or less. The adjusted Death Benefit will always be less than the Death Benefit, but will generally be greater than the contract's Cash Surrender Value. The Accelerated Death Benefit may be discounted for interest under certain Group Contracts and where permitted by law. The Accelerated Death Benefit is only available for insurance on the Participant and not for insurance on the Participant's spouse.

     When satisfactory evidence that the person is terminally ill is provided, The Prudential will provide an accelerated payment, in a lump sum, of the portion of the Death Benefit selected by the Participant as an Accelerated Death Benefit. The Prudential may charge a fee not to exceed $350 for payment of an Accelerated Death Benefit.

     No benefit will be payable if the Participant is required to elect it in order to meet the claims of creditors or to obtain a government benefit. The Prudential can furnish details about the amount of Accelerated Death Benefit that is available to an eligible Participant. A Participant who has elected to receive an Accelerated Death Benefit can no longer request an increase in the Face Amount of his or her Certificate, and the amount of future premium payments he or she can make will be limited.

     Adding the Accelerated Death Benefit to the Certificate has no adverse tax consequences; however, electing to use it could. Participants should consult a qualified tax advisor before electing to receive this benefit. Unlike a Death Benefit received by a beneficiary after the death of an insured, receipt of an Accelerated Death Benefit payment may give rise to a federal or state income tax. Receipt of an Accelerated Death Benefit payment may also affect a Participant's eligibility for certain government benefits or entitlements.

     ACCIDENTAL DEATH AND DISMEMBERMENT BENEFIT. Under some contracts, Participants may be provided an accidental death and dismemberment benefit that provides insurance for accidental loss of life, sight, hand, or foot. This benefit will exclude losses due to suicide or attempted suicide, diseases and infirmities, medical or surgical treatments, and acts of war. It may be subject to other exclusions from coverage, age limitations, and benefit limitations set forth in the Group Contract.

     EXTENDED DEATH PROTECTION DURING TOTAL DISABILITY. Under some Group Contracts, Participants will be provided with extended death protection during their total disability. Under this provision, even if a Participant's insurance (or that of a spouse) has otherwise ended, insurance in the Face Amount of the Certificate will continue if the Participant became totally disabled at less than age 60. The extended death protection will continue for successive one-year periods, until age 95, so long as the Participant provides satisfactory proof of continued total disability.

     REPORTS. At least once each contract year, Participants will be sent statements that provide certain information pertinent to their own insurance. These statements detail values and transactions made and specific insurance data that apply only to each Participant. On request, a Participant will be sent a current statement in a form similar to that of the annual statement described above, but The Prudential may limit the number of such requests or impose a reasonable charge not to exceed $20 if such requests are made too frequently.

     The Contractholder and each Participant will also be sent an annual and semi-annual report for the Separate Account and a list of the securities held in each available portfolio of the Series Fund, as required by the 1940 Act.

     SALE OF THE CONTRACT AND SALES COMMUNICATIONS. Prudential Retirement Services, Inc. ("PRSI"), an indirect wholly-owned subsidiary of The Prudential, acts as the principal underwriter of the Group Contracts and Certificates.
PRSI, organized in 1988 under New Jersey law, is registered as a broker and dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. PRSI's principal business address is 751 Broad Street, Newark, New Jersey 07102. The Group Contracts and Certificates are sold by registered representatives of PRSI who are also authorized by state insurance departments to do so. The Group Contracts and Certificates may also be sold through other broker-dealers authorized by PRSI and applicable law to do so. The representative will generally receive a commission of no more than 10% of the cost of insurance charge for the period that the premium payment is intended to cover. The commission percentage will depend on factors such as the size of the group involved and the amount of sales and administrative effort required in connection with the particular Group Contract.

     Sales expenses in any year are not equal to the sales charge in that year. The Prudential may not recover its total sales expenses for some or all Group Contracts over the periods the Certificates for such Group Contracts are in effect. To the extent that the sales charges are insufficient to cover total sales expenses, the sales expenses will be recovered from The Prudential's surplus, which may include amounts derived from the mortality and expense risk charge and the monthly cost of insurance charge. See CHARGES AND EXPENSES, page
___.

     The Prudential is rated by independent financial rating services, including Moody's, Standard & Poors, Duff & Phelps and A.M. Best Company. The purpose of these ratings is to reflect the financial strength of claims-paying ability of The Prudential and rate the investment experience or financial strength of the Separate Account. The Prudential may advertise these ratings from time to time. Furthermore, The Prudential may include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

     STATE REGULATION. The Prudential is subject to regulation and supervision by the Department of Insurance of the State of New Jersey, which periodically examines its operations and financial condition. It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business.

     The Prudential is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business to determine solvency and compliance with local insurance laws and regulations.

     In addition to the annual statements referred to above, The Prudential is required to file with New Jersey and other jurisdictions a separate statement with respect to the operations of all its variable contract accounts, in a form promulgated by the National Association of Insurance Commissioners.

     EXPERTS. The financial statements included in this prospectus have been audited by Deloitte & Touche, LLP, independent auditors, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. Deloitte & Touche's principal business address is Two Hilton Court, Parsippany, New Jersey, 07054-0319. Actuarial matters included in this prospectus have been examined by Stuart L. Liebeskind, FSA, MAAA, whose opinion is filed as an exhibit to the registration statement.

     LITIGATION. No litigation is pending that would have a material effect upon the Separate Account or the Series Fund.

     ADDITIONAL INFORMATION. A registration statement has been filed with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933, relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. Certain portions have been omitted pursuant to the rules and regulations of the SEC.
The omitted information may, however, be obtained from the SEC's principal office in Washington, D.C., upon payment of a prescribed fee.

     Further information may also be obtained from The Prudential's office. The address and telephone number are set forth on the cover of this prospectus.

                          DEFINITIONS OF SPECIAL TERMS
                             USED IN THIS PROSPECTUS


Attained Age - A person's age as of each Contract Anniversary.

Cash Surrender Value - The amount payable to the Participant upon surrender of the Certificate. The Cash Surrender Value is equal to the Participant's Certificate Fund on the date of surrender, less any Certificate Debt and any applicable transaction charge.

Certificate - A document issued to an eligible group member under a Group Contract, setting forth or summarizing the Participant's rights and benefits.

Certificate Anniversary - The same date each year as the Certificate Date.

Certificate Date - The effective date of coverage under a Certificate.

Certificate Debt - The principal amount of any outstanding loans to the Participant under his or her Certificate plus any interest accrued thereon.

Certificate Fund - The total amount credited to a Participant under his or her Certificate. On any date it is equal to the sum of the amounts under that Certificate allocated to: (1) the Subaccounts, (2) the Fixed Account, and (3) the Loan Account.

Certificate Year - The year from the Certificate Date to the first Certificate Anniversary or from one Certificate Anniversary to the next.

Contract Anniversary - The same date each year as specified in the contract.

Contract Date - The date as of which the Group Contract is issued.

Contractholder - The employer, association, sponsoring organization or trust that is issued a Group Contract.

Covered Person - The person whose life is insured under the Group Contract. The Covered Person is generally the Participant. Some Group Contracts may permit a Participant to apply for insurance under a second Certificate naming the Participant's spouse as the Covered Person.

Death Benefit - The amount payable upon the death of the Covered Person (before the deduction of any outstanding Certificate Debt or any past due monthly charges).

Eligible Group Members - The persons specified in the Group Contract as eligible to apply for insurance protection under the Group Contract.

Face Amount - The amount of life insurance in a Participant's Certificate. The Face Amount will be the minimum Death Benefit as long as the Participant's Certificate remains in force.

Fixed Account - An investment option under which The Prudential guarantees that interest will be added to the amount deposited at a rate declared periodically in advance.

Group Contract - A group variable universal life insurance contract issued to the Contractholder by The Prudential.

Issue Age - The Covered Person's Attained Age on the date that the insurance on that Covered Person goes into effect as defined by the Group Contract.

Loan Account - An account within The Prudential's general account to which is transferred from the Separate Account and/or the Fixed Account an amount equal to the amount of any loan.

Loan Value - The maximum amount (before any applicable transaction charge) that a Participant may borrow under his or her Certificate. The Loan Value is determined by multiplying the Certificate Fund by 85% and then subtracting the next month's charges.

Monthiversary - The Contract Date and the first day of each succeeding month, except that whenever the contract Monthiversary falls on a date other than a Valuation Date the Monthiversary will be the next Valuation Date.

Net Premium - A Participant's premium payment minus any charges for taxes attributable to premiums, any processing fee, and any sales charge. Net Premiums are the amounts available for allocation to the Separate Account and/or the Fixed Account.

Participant - An eligible group member under a Group Contract who obtains insurance under the Group Contract and is eligible to exercise the rights described in the Certificate. The Participant will be the person entitled to exercise all rights under a Certificate, regardless of whether the Covered Person under the Certificate is the Participant or his or her spouse. References to rights that a Participant may exercise under a Certificate shall include exercise of such rights by any person to whom the Participant has validly assigned such rights.

Portable - A status that may occur when a Participant is no longer an eligible group member under the Group Contract because of the occurrence of an event specified in the Group Contract or the Certificate. Such events may include termination of the Participant's employment or other relationship with the Contractholder or retirement of the Participant. Cost of insurance rates and charges may increase under a Portable Certificate since the Covered Person under a Portable Certificate may no longer be considered to be a member of the Contractholder's group for purposes of determining those rates and charges.

Separate Account - The Prudential Variable Contract Account GI-2, a separate investment account registered as a unit investment trust under the Investment Company Act of 1940 and established by The Prudential to receive and invest the Net Premiums paid under the Certificates.

Series Fund - The Prudential Series Fund, Inc., a mutual fund with separate portfolios, one or more of which may be used as an underlying investment for the Group Contracts.

Subaccount - A division of the Separate Account, the assets of which are invested in shares of an underlying open-end investment company, commonly known as a mutual fund. The Subaccounts in existence as of the date of this Prospectus each invest their assets in the corresponding portfolios of the Series Fund. Other Subaccounts may be added in the future including Subaccounts that invest in funds managed by persons unaffiliated with The Prudential.

Valuation Date - Each day on which the value of the amount invested in a Subaccount is determined, which is generally each day that the New York Stock Exchange is open for trading.

Valuation Period - The period of time from one determination of the value of the amount invested in a Subaccount to the next. Such determinations are made when the net asset values of the portfolios of the Series Fund are calculated, which is generally at 4:15 p.m. New York City time on each day that the New York Stock Exchange is open for trading.

                             DIRECTORS AND OFFICERS

     The directors and certain officers of The Prudential, listed with their principal occupations during the past 5 years, are shown below.

DIRECTORS OF THE PRUDENTIAL

FRANKLIN E. AGNEW, DIRECTOR -- Business Consultant and former Senior Vice President of H.J. Heinz. Address: One Mellon Bank Center, Suite 2120, Pittsburgh, PA 15219.

FREDERIC K. BECKER, DIRECTOR -- President of Wilentz, Goldman, and Spitzer (law firm). Address: 90 Woodbridge Center Drive, Woodbridge, NJ 07095.

WILLIAM W. BOESCHENSTEIN, DIRECTOR -- Director, Owens-Corning Fiberglas Corporation. Address: Fiberglas Tower, Toledo, OH 43659.

LISLE C. CARTER, JR., DIRECTOR -- Former Senior Vice President and General Counsel, United Way of America. Address: 1307 Fourth Street, S.W., Washington, D.C. 20024.

JAMES G. CULLEN, DIRECTOR -- President, Bell Atlantic Corporation since 1993; Prior to 1993: President, New Jersey Bell. Address: 1301 North Court House Road, 11th floor, Alexandria, VA 22201.

CAROLYNE K. DAVIS, DIRECTOR -- Health Care Advisor, Ernst & Young.  Address:
1200 Nineteenth Street, N.W., 4th floor, Washington, D.C.  20024.

ROGER A. ENRICO, DIRECTOR -- Vice Chairman, PepsiCo., Inc. since 1993; 1991 to 1993: Chairman and Chief Executive Officer, Pepsi Co. Worldwide Foods; Prior to 1991: President and Chief Executive Officer, Pepsi Co. Worldwide Beverages.
Address:  7701 Legacy Drive, Plano, TX  75024.

ALLAN D. GILMOUR, DIRECTOR -- Former Vice Chairman, Ford Motor Company.
Address:  Prudential Plaza, Newark, NJ  07102-3777.

WILLIAM H. GRAY, III, DIRECTOR -- President and Chief Executive Officer, United Negro College Fund, Inc. since 1991; Prior to 1991: United States Representative for Pennsylvania's 2nd District. Address: 500 East 62nd Street, New York, NY 10021.


JON F. HANSON, DIRECTOR -- Chairman, Hampshire Management Co. Address: 235 Moore Street, Suite 200, Hackensack, NJ 07601.

CONSTANCE J. HORNER, DIRECTOR -- Guest Scholar, The Brookings Institution since 1993; 1991 to 1993: Assistant to the President and Director of Presidential Personnel, U.S. Government; Prior to 1991: Deputy Secretary, Department of Health and Human Services. Address: 1775 Massachusetts Avenue, N.W., Washington, D.C. 20036-2188.

ALLEN F. JACOBSON, DIRECTOR -- Former Chairman and Chief Executive Officer, Minnesota Mining & Manufacturing Co. Address: 30 Seventh Street East, St. Paul, MN 55101-4901.

GARNETT L. KEITH, JR., DIRECTOR AND VICE CHAIRMAN -- Vice Chairman of The Prudential. Address: Prudential Plaza, Newark, NJ 07102-3777.

BURTON G. MALKIEL, DIRECTOR -- Chemical Bank Chairman's Professor of Economics, Princeton University. Address: Princeton University, Department of Economics, 110 Fisher Hall, Prospect Avenue, Princeton, NJ 08544-1021.

JOHN R. OPEL, DIRECTOR -- Prior to 1994: Chairman of the Executive Committee, International Business Machines Corporation. Address: 590 Madison Avenue, New York, NY 10022.

ARTHUR F. RYAN, CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER -- Chairman of the Board, President and Chief Executive Officer, The Prudential since 1994; Prior to 1994: President and Chief Operating Officer, Chase Manhattan Corporation. Address: 751 Broad Street, Newark, NJ 07102-3777.

CHARLES R. SITTER, DIRECTOR -- President and Director, Exxon Corporation since 1993; Prior to 1993: Director, Exxon Corporation. Address: 225 John W. Carpenter Freeway, Irving, TX 75062.

DONALD L. STAHELI, DIRECTOR -- Chairman and Chief Executive Officer, Continental
Grain Company since 1994; Prior to 1994:   Chairman Continental Grain Company.
Address:  277 Park Avenue, New York, NY  10172.

RICHARD M. THOMSON, DIRECTOR -- Chairman of the Board and Chief Executive Officer, The Toronto-Dominion Bank. Address: P.O. Box 1, Toronto-Dominion Centre, Toronto, Ontario, M5K 1A2, Canada.

P. ROY VAGELOS, M.D., DIRECTOR -- Chairman, Regeneron Pharmaceuticals since 1995; Prior to 1995: Chairman, President and Chief Executive Officer, Merck & Co., Inc. Address: 126 East Lincoln Avenue, Rahway, NJ 07065.

STANLEY C. VAN NESS, DIRECTOR -- Attorney, Picco Mack Herbert Kennedy Jaffe Perrella and Yoskin (law firm). Address: One State Street Square, Suite 1000, Trenton, NJ 08607-1388.

PAUL A. VOLCKER, DIRECTOR -- Chairman, James D. Wolfensohn, Inc. Address: 599 Lexington Avenue, New York, NY 10022.

JOSEPH H. WILLIAMS, DIRECTOR -- Chairman of the Board, The Williams Companies since 1994; Prior to 1994: Chairman and Chief Executive Officer, The Williams Companies. Address: P.O. Box 2400, Tulsa, OK 74102.

OTHER EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

MARK B. GRIER, CHIEF FINANCIAL OFFICER -- Chief Financial Officer of The Prudential since 1995. Prior to 1995: Executive Vice President and Head of Global Markets, Chase Manhattan Corporation.

SUSAN L. BLOUNT, VICE PRESIDENT AND SECRETARY -- Vice President and Secretary of The Prudential since 1995; Prior to 1995: Assistant General Counsel for Prudential Residential Services Company.

MARTIN PFINSGRAFF, VICE PRESIDENT AND TREASURER -- Vice President and Treasurer of The Prudential since 1991; Prior to 1991: Senior Vice President, Mellon Bank.

     FINANCIAL STATEMENTS. The consolidated financial statements of The Prudential and subsidiaries included herein should be distinguished from the financial statements of the Separate Account, and should be considered only as bearing upon the ability of The Prudential to meet its obligations under the Certificates. Financial statements of the Separate Account are not included in this Prospectus because the Separate Account had not yet commenced operations as of the date of this Prospectus.


                        CONSOLIDATED FINANCIAL STATEMENTS
                       OF THE PRUDENTIAL INSURANCE COMPANY
                           OF AMERICA AND SUBSIDIARIES

                    [To be filed by pre-effective amendment.]

                                SUPPLEMENT TO THE
               GROUP VARIABLE UNIVERSAL LIFE INSURANCE CONTRACTS
                              PROSPECTUS REGARDING
                 THE CPA VARIABLE UNIVERSAL LIFE INSURANCE PLAN



     As described more fully in the prospectus, the particular features of each group contract issued by The Prudential may vary. This supplement provides additional information about certain features that are specific to the group variable universal life insurance contract issued to Bankers Trust Company, as Trustee of the American Institute of Certified Public Accountants ("AICPA") Insurance Trust. The contract is referred to as the CPA Variable Universal Life Insurance Plan. This supplement should be read in connection with the prospectus itself.

     1. SPOUSAL INSURANCE. A Participant in the CPA Variable Universal Life Insurance Plan will also be permitted to obtain insurance under the contract on his or her spouse.

     2. ISSUANCE OF A CERTIFICATE. Coverage under the CPA Variable Universal Life Insurance Plan will be issued on an underwritten basis. Coverage under the CPA Variable Universal Life Insurance plan ends at age 75. At age 75, the Participant will receive the cash surrender value of the Certificate. A Participant whose coverage ends because he or she is no longer a member of the eligible group may elect any of the options described under OPTIONS ON TERMINATION OF COVERAGE at p. ____ of the prospectus.

     3. PROCEDURES. All communications relating to a Participant's insurance under the CPA Variable Universal Life Insurance Plan, including but not limited to, applications for insurance, premium payments, transfer orders, allocation orders, and loan requests, must be submitted to the Plan Agent for the AICPA Insurance Trust who will then transmit the communication to The Prudential. All communications will be deemed received by The Prudential when received at the Prudential address specified in the Certificate, not when received by the Plan Agent for the AICPA Insurance Trust.

     4.   PREMIUMS.   The CPA Variable Universal Life Insurance Plan does not
provide for a specified premium level that will assure continuation of life insurance protection for a period of two years.

     5.   TRANSFERS.  The CPA Variable Universal Life Insurance
Plan offers telephone transfers, but does not currently offer Dollar Cost Averaging.

     6. DEATH BENEFIT. In order to assure that the insurance will satisfy the Internal Revenue Code's definition of life insurance, the death benefit (before the subtraction of Certificate Debt and unpaid charges) must at least equal the Certificate Fund divided by the Net Single Premium per dollar of insurance for the covered person's attained age. Net Single Premiums are based on the 1980 Commissioners Standard Ordinary mortality table (Male, Age Last Birthday) at 4.0%.

     7. CHANGES IN FACE AMOUNT. Participants in the CPA Variable Universal Life Insurance Plan will be permitted to increase or decrease the face amount of their insurance, at certain times each year, to a scheduled amount available at their attained age at the time of the change.

     8.   CHARGES AND EXPENSES

     A. FRONT-END PREMIUM CHARGES. In the CPA Variable Universal Life Insurance Plan, The Prudential has agreed to waive the 3 1/2% sales charge and the $2 premium payment processing fee described in the prospectus.
Thus, the only deductions to be made from Participants' premium payments before investment of the net premium amounts in the Account will be the charges of 2.25% of each premium payment for state and local premium taxes and 0.25% of each premium payment for federal taxes measured by premium. These charges may be increased if the costs of The Prudential's taxes related to premium payments are increased.

     B. MONTHLY CERTIFICATE FUND CHARGES. On each contract monthiversary, the Prudential will deduct only the Cost of Insurance charge. This charge covers the charge for any Additional Insurance Benefits. No other monthly Certificate Fund Charges apply.

     C.   TRANSACTION CHARGES.  Transaction charges will apply to
    various transactions as follows:
          Withdrawal:                   $20, or 2% of the amount withdrawn if
                                        less

          Surrender:                    $20, or 2% of the amount received if
                                        less

          Loans:                        $20 per loan

          Additional Fund Statement:    $20 per additional
                                        statement

          Transfers:                    $20 per transfer after
                                        the first 12 in a
                                        Certificate year.

          Accelerated Death Benefits:   No charge


     9. LOANS. In all states, The Prudential will credit the amount in the Loan Account at an annual rate of 1.0% less than the interest rate on the loan.

     10. TERMINATION OF COVERAGE UPON LEAVING THE ELIGIBLE GROUP. In the event that a Participant is no longer a member of the group eligible to participate in the CPA Variable Universal Life Insurance Plan that Participant will not be eligible to continue insurance under his or her Certificates. A Participant whose coverage ends because he or she is no longer a member of the eligible group may elect any of the options described under OPTIONS ON TERMINATION OF COVERAGE at p. ____ of the prospectus.

     11. ADDITIONAL INSURANCE BENEFITS. The CPA Variable Universal Life Insurance Plan makes the following additional benefits available to
Participants:  the Accelerated Death

Benefit; the Accidental Death Benefit; Extended Death Protection During Total
Disability; and Dependent Child Coverage.   Except as noted below, these
additional benefits and the effect of electing to receive these benefits are
described in ADDITIONAL INSURANCE BENEFITS at p.     of the prospectus.

The costs of the additional insurance benefits are paid from the monthly deduction for cost of insurance. The Accelerated Death Benefit and Accidental Death Benefit are provided to all Participants.

Dependent Child Coverage and Extended Death Protection During Total Disability are optional. In years when dividends are paid, Participants who have elected Dependent Child Coverage or Extended Death Protection During Total Disability will receive a lower dividend than those not electing such benefits.

     ACCELERATED DEATH BENEFIT. The Accelerated Death Benefit is available without charge or interest discount. It is available to spouses.

     EXTENDED DEATH PROTECTION DURING TOTAL DISABILITY. Extension of coverage will not continue beyond age 75, when coverage under the CPA Variable Universal Life Insurance Plan would normally end.

                                     PART II

                                OTHER INFORMATION

                           UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                   UNDERTAKING WITH RESPECT TO INDEMNIFICATION

The Prudential Directors' and Officers' Liability and Corporation Reimbursement Program, purchased by The Prudential from Aetna Casualty & Surety Company, CNA Insurance Company, Lloyds of London, Great American Insurance Company, Reliance Insurance Company, Corporate Officers & Directors Assurance Ltd., A.C.E. Insurance Company, Ltd., XL Insurance Company, Ltd., and Zurich-American Insurance Company, provides coverage for "Loss" (as defined in the policies) arising from any claim or claims by reason of any actual or alleged act, error, misstatement, misleading statement, omission, or breach of duty by persons in the discharge of their duties solely in their capacities as directors or officers of The Prudential, any of its subsidiaries, or certain investment companies affiliated with The Prudential. Coverage is also provided to the individual directors or officers for such Loss, for which they shall not be indemnified. Loss essentially is the legal liability on claims against a director or officer, including adjudicated damages, settlements and reasonable and necessary legal fees and expenses incurred in defense of adjudicatory proceedings and appeals therefrom. Loss does not include punitive or exemplary damages or the multiplied portion of any multiplied damage award, criminal or civil fines or penalties imposed by law, taxes or wages, or matters which are insurable under the law pursuant to which the policies are construed.

There are a number of exclusions from coverage. Among the matters excluded are Losses arising as the result of (1) claims brought about or contributed to by the criminal or deliberate fraudulent acts of a director or officer, and (2) claims arising from actual or alleged performance of, or failure to perform, services as, or in any capacity similar to, an investment adviser, investment banker, underwriter, broker or dealer, as those terms are defined in the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940, the Investment Company Act of 1940, any rules or regulations thereunder, or any similar federal, state or local statute, rule or regulation.

The limit of coverage under the Program for both individual and corporate reimbursement coverage is $150,000,000. The retention for corporate reimbursement coverage is $10,000,000 per loss.

The relevant provisions of New Jersey law permitting or requiring indemnification, New Jersey being the state of organization of The Prudential, can be found in Section 14A:3-5 of the New Jersey Statutes Annotated. The text of The Prudential's by-law 27, which relates to indemnification of officers and directors, is incorporated by reference to Exhibit 1.A.(6)(b) to this Registration Statement.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT


This Registration Statement comprises the following papers and documents:

The facing sheet.

Cross-reference to items required by Form N-8B-2.

The prospectus consisting of _____ pages.

A Prospectus Supplement Consisting of _____ pages.

The undertaking to file reports.

The undertaking with respect to indemnification.

The signatures.

Written consents of the following persons:



     Consent of Stuart L. Liebeskind FSA, MAAA (Included in Exhibit 6 filed herewith)

     Consent of Counsel (To be included in Exhibit 2 to be filed by pre-effective amendment)

     Consent of Deloitte & Touche, LLP (to be filed by pre-effective amendment)


The following exhibits:

     1. The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:

          A. (1) Resolution of Board of Directors of The Prudential Insurance Company of America establishing The Prudential Variable Contract Account GI-2. (Note 3)
               (2)  Not Applicable.

               (3)  Distributing Contracts:
                    (a) Distribution Agreement between Prudential Retirement Securities, Inc. and The Prudential Insurance Company of America. (Note 4)
                    (b) Proposed form of Agreement between Prudential Retirement Securities, Inc. and independent brokers with respect to the Sale of the Group Contracts and Certificates. (Note 4)
                    (c)  Schedules of Sales Commissions.  (Note 4)
               (4)  Not Applicable.
               (5)  (a)  Group Contract.  (Note 3)
                    (b)  Individual Certificate.  (Note 3)
               (6)  (a)  Charter of The Prudential Insurance Company of America,
                         as amended February 26, 1988.  (Note 1)
                    (b) By-laws of The Prudential Insurance Company of America, as amended January 10, 1995. (Note 2)
               (7)  Not Applicable.
               (8)  Not Applicable.
               (9)  Not Applicable.
              (10)  (a)  Application Form for Group Contract.  (Note 5)
                    (b)  Enrollment Form for Certificate.  (Note 4)

     2. Opinion and Consent of _________________ as to the legality of the securities being registered. (Note 4)

     3.   None.

     4.   Not Applicable.

     5.   Not Applicable.

     6. Opinion and Consent of Stuart L. Liebeskind, FSA, MAAA, as to actuarial matters pertaining to the securities being registered. (Note 3)

     7. The Prudential's representations regarding mortality and expense risks, sales loads, and distribution financing arrangements. (Note 3)

     8.   Powers of Attorney.
          [list which are filed herewith and which will be filed by amendment]

     9. Memorandum describing The Prudential's issuance, transfer, and redemption procedures for the Certificates pursuant to Rule 6e-3(T)(b)(12)(iii) (Note 3)

     10.  Available Contract Riders and Endorsements.  (Note 5)

(Note 1) Incorporated by reference to Post-Effective Amendment No. 2 to Form S-6, Reg. No. 33-20000, filed March 2, 1989, on behalf of The Prudential Variable Appreciable Account.

(Note 2) Incorporated by reference to Post-Effective Amendment No. 26 to Form N-3, Reg. No. 2-76580, filed May 1, 1995, on behalf of The Prudential Variable Contract Account-10.

(Note 3)  Filed herewith.

(Note 4)  To be filed by Pre-Effective Amendment.

(Note 5)  Included in Exhibit 1A(5)(B).

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, The Prudential Variable Contract Account GI-2, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal hereunto affixed and attested, all in the city of Newark and the State of New Jersey, on this ______ day of _____________________, 1996.

(Seal)
                  THE PRUDENTIAL VARIABLE CONTRACT ACCOUNT GI-2
                                  (Registrant)

                By:  THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                                   (Depositor)



Attest:____________________________  By:_________________________
                                                 [name]
                                             Vice President


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on this ______ day of __________________________, 1996.


          SIGNATURE AND TITLE




------------------------------------
Arthur F. Ryan
Chairman of the Board, President
  and Chief Executive Officer




------------------------------------
Garnett L. Keith, Jr.
Vice Chairman and Director




------------------------------------
Mark B. Grier                           By:  _________________________
Executive Vice President and Chief           [NAME]
  Financial Officer                          (Attorney-in-Fact)

------------------------------------
Martin Berkowitz
Senior Vice President and Comptroller





------------------------------------
Franklin A. Agnew
Director




------------------------------------
Frederic K. Becker
Director




------------------------------------
William W. Boeschenstein
Director




------------------------------------
Lisle C. Carter, Jr.
Director



                                        By:
------------------------------------         -------------------------
James G. Cullen                              [NAME]
Director                                     (Attorney-in-Fact)




------------------------------------
Carolyne K. Davis
Director




------------------------------------
Roger A. Enrico
Director




------------------------------------
Allan D. Gilmour
Director

------------------------------------
William H. Gray, III
Director




------------------------------------
Jon F. Hanson
Director




------------------------------------
Constance J. Horner
Director




------------------------------------
Allen F. Jacobson
Director




------------------------------------
Burton G. Malkiel
Director



                                        By:
------------------------------------         -------------------------
John R. Opel                                 [NAME]
Director                                     (Attorney-in-Fact)




------------------------------------
Charles R. Sitter
Director




------------------------------------
Donald L. Staheli
Director

------------------------------------
Richard M. Thomson
Director





------------------------------------
P. Roy Vagelos, M.D.
Director




------------------------------------
Stanley C. Van Ness
Director



                                        By:
------------------------------------         -------------------------
Paul A. Volcker                              [NAME]
Director                                     (Attorney-in-Fact)




------------------------------------
Joseph H. Williams
Director

                                  EXHIBIT INDEX


Exhibit No.         Description                             Page

1A(1)               Resolution of Board of Directors of
                    The Prudential Insurance Company of
                    America establishing The Prudential
                    Variable Contract Account GI-2

1A(5)(a)            Group Contract

1A(5)(b)            Individual Certificate

1A(10)(a)           Application Form for Group Contract

6                   Opinion and Consent of Stuart L.
                    Liebeskind, FSA, MAAA, as to
                    actuarial matters pertaining to the
                    securities being registered

7                   The Prudential's representations
                    regarding mortality and expense
                    risks, sales loads, and distribution
                    financing arrangements

[8.1
 8.2                [list power of attorneys]
 etc.]

9                   Memorandum describing The
                    Prudential's issuance, transfer,
                    and redemption procedures for the
                    Certificates pursuant to Rule
                    6e-3(T)(b)(12)(iii)



                                      II-12